OLD REPUBLIC
International Corporation

2004 Annual Report To The Shareholders

Contents

Old Republic International Corporation

OFFICERS

Charles S. Boone
Senior Vice President - Investments and Treasurer

James A. Kellogg
Senior Vice President/ General Insurance; President of Old Republic Insurance Company

Spencer LeRoy III
Senior Vice President, Secretary and General Counsel

Karl W. Mueller
Senior Vice President and Chief Financial Officer

William A. Simpson
Senior Vice President/ Mortgage Guaranty; President of Republic Mortgage Insurance Company

Rande K. Yeager
Senior Vice President/ Title Insurance; President of Old Republic National Title Insurance Company

Aldo C. Zucaro
Chairman of the Board, President and Chief Executive Officer

DIRECTORS

Harrington Bischof
President
Pandora Capital Corporation

Jimmy A. Dew
Sales Group Manager
Republic Mortgage Insurance Company

John M. Dixon
Partner (Retired)
Chapman and Cutler
Attorneys, Chicago, IL

Peter Lardner
Chairman (Retired)
Bituminous Casualty Corporation

Wilbur S. Legg
Partner (Retired)
Lord, Bissell & Brook
Attorneys, Chicago, IL

John W. Popp
Partner (Retired)
KPMG LLP
Accountants

William A. Simpson
President
Republic Mortgage Insurance Company

Arnold L. Steiner
President (Retired)
Steiner Bank,
Birmingham, AL

Fredricka Taubitz
Executive Vice President and Chief Financial Officer (Retired) Zenith National Insurance Corporation

Charles F. Titterton
Insurance Group Director (Retired)
Standard & Poor's Corporation

Dennis P. Van Mieghem
Partner (Retired)
KPMG LLP
Accountants

William G. White, Jr.
President (Retired)
The First Federal Savings Bank,
Winston-Salem, NC

Aldo C. Zucaro
Chairman of the Board, President and Chief Executive Officer
Old Republic International Corporation

Old Republic Common Share Statistics

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Net income: Basic	**$ 2.38**	$ 2.53	$ 2.17	$ 1.94	$ 1.66	$ 1.17	$ 1.57	$ 1.47	$ 1.15	$ 1.17
Diluted	**2.36**	2.51	2.16	1.92	1.65	1.17	1.55	1.40	1.06	1.01
Book value	**21.17**	19.57	17.45	15.60	13.75	11.99	11.52	10.39	9.71	9.06
Cash dividends paid (a)	**0.50**	1.11	0.42	0.39	0.37	0.33	0.26	0.22	0.19	0.15
Closing price	**$25.30**	$25.36	$18.67	$18.67	$21.33	$ 9.09	$15.00	$16.53	$11.89	$10.52
Ratio of closing price:										
To book value	**1.2x**	1.3x	1.1x	1.2x	1.6x	0.8x	1.3x	1.6x	1.2x	1.2x
To net income -Diluted	**10.7x**	10.1x	8.7x	9.7x	13.0x	7.8x	9.7x	11.8x	11.2x	10.4x
Return on equity	**12.2%**	14.6%	14.1%	14.2%	13.5%	9.8%	15.0%	15.6%	13.8%	15.5%

(a) In December, 2003 a special cash dividend of $.667 per share ($1.00 per common share before adjustment for a 50% stock dividend of the Company's common stock) was declared and paid.

Letter To The Shareholders

Old Republic achieved moderately lower operating earnings in 2004, following record results the previous year. Several highlights brightened 2004, including attaining the second highest post-tax operating income in our 81-year history, record net operating revenues and a competitive total return on shareholders' equity.

Post-tax operating income—defined as net income exclusive of investment gains—was $404.1 million or $2.19 per share, compared with $447.2 million or $2.44 in 2003. Net income reflected a somewhat better year-over-year comparison due to greater realized investment gains in the Company's bond and stock portfolio.

Continued strength in Old Republic's general insurance segment enhanced profitability, but weaker results in our title and mortgage guaranty lines, together with certain special charges in our small life and health line, detracted from overall growth. The table below provides a snapshot of the major components affecting year-over-year earnings comparisons.

	($ in Millions)			
	Years Ended December 31,		Year over Year Change	
	2004	2003	$	%
Pretax operating income (loss):				
General Insurance	$ 333.0	$ 258.9	$ 74.1	28.6%
Mortgage Guaranty	224.5	276.4	(51.8)	-18.8
Title Insurance:				
Ongoing operations	84.7	129.6	(44.8)	-34.6
Special charge for litigation settlement costs	(22.2)	-	(22.2)	
Total	62.5	129.6	(67.0)	-51.7
Corporate and other:				
Ongoing operations	(6.7)	(4.5)	(2.1)	-47.8
Special charge for life insurance acquisition costs written down	(10.5)	-	(10.5)	
Total	(17.2)	(4.5)	(12.6)	
Sub-total	602.9	660.4	(57.5)	-8.7
Income taxes attributed to operating income	198.8	213.2	(14.3)	-6.7
Net operating income	404.1	447.2	(43.1)	-9.6
Realized investment gains	47.9	19.3	28.6	
Income taxes on realized investment gains	17.0	6.7	10.3	
Net realized investment gains	30.9	12.5	18.3	
Net income	$ 435.0	$ 459.8	$ (24.7)	-5.4%
Components of earnings per share:				
Net operating income	$ 2.19	$ 2.44	$ (0.25)	-10.2%
Net realized investment gains	0.17	0.07	0.10	
Net income	$ 2.36	$ 2.51	$ (0.15)	-6.0%

Our 2004 results once again demonstrated the benefits of a balanced book of business that spans a large number of insurance coverages and industry sectors at the core of the American economy. Key performance indicators validated those benefits:

- Net operating revenues reached a new high of $3.44 billion, up from $3.26 billion in 2003.
- Net investment income rose for the second year in a row, reaching a record $290.8 million.
- Consolidated operating cash flow grew 15.0% to $828.3 million, with most of it enhancing our invested asset base.
- Consolidated assets crossed the $10 billion mark for the first time, advancing 8.8% to $10.57 billion. This was accompanied by a nearly equal percentage increase in shareholders' equity to $3.86 billion.
- Benefit and claim reserves, net of reinsurance recoverable, were up 10.5%, topping $2.76 billion at year-end 2004.
- Total return on shareholders' equity per share—representing the combination of increased book value and cash dividends paid—increased 10.8% based on a year-end book value of $21.17 per share.

Our long-established strategy of concentrating on what we do best was the driving force of 2004 operations. As always, we evaluated for acquisition several properties or blocks of business with a potential fit to our focused approach to insurance underwriting, but passed in each instance. The insurance lines we offer in our current markets continue to present opportunities to grow our business without deviating from the deeply ingrained underwriting culture that pervades each of our operating segments.

Operating Segment Results

Old Republic General Insurance Group produced superior underwriting and overall operating results. We nearly achieved—a year ahead of schedule—the objective we set for ourselves in 2001 of doubling our earned premium base by year-end 2005. From the 2000 earned premiums base of $857.8 million, 2004 earned premiums increased 89.2% to $1.62 billion. We believe we can fully meet our five-year goal, as conditions in the markets we serve favor maintaining pricing adequacy and developing new business.

In fact, 2004's 17.6% earned premium growth was significantly greater than the 10% to 12% range of our initial expectations for the year. In addition, the higher production levels were accompanied by continued improvement in our underwriting results. The composite ratio of claim costs and expenses to net premiums dropped to 90.7% in 2004, from 93.3% in the preceding year, leading to our best underwriting profit margins since the early 1980s. With a few minor exceptions, all the Group's profit centers and insurance coverages contributed to these noteworthy results.

Old Republic Mortgage Guaranty Group registered an 18.8% year-over-year decline in pretax operating income to $224.5 million in 2004. The Group's performance reflected moderate net premium growth and rising claim costs. A combination of lower origination volumes and greater reinsurance cessions largely negated the favorable effect on premium renewals of gradually rising business persistency.

The composite underwriting ratio rose to 61.1%, from 47.5% in 2003. The higher ratio reflected a higher claim component, which increased to 35.5% for 2004, from 22.7% in 2003. Higher claim ratios posted throughout 2004 represented more paid claims, as well as greater reserve provisions caused by expectations of moderately increased claim frequency and severity. Expense ratios for 2004 were relatively flat versus 2003. In fourth quarter 2003, class action litigation was resolved for approximately $5.0 million less than reserves recorded in the preceding year. Absent this credit, the Group's 2003 expense ratio would have been 26.0%.

Old Republic Title Insurance Group operating results declined in comparison with 2003. Premium and fee revenues were $1.02 billion, down 7.1% from 2003. Pretax operating income fell 51.7% to $62.5 million. The composite ratio was 96.3%, versus 90.4%.

The aforementioned special charges affected the Group's operating expenses and income. Also contributing to the decline was a substantial reduction in mortgage refinancing revenues, which after peaking in third quarter 2003 did not trigger a corresponding drop in certain relatively fixed operating expenses.

Corporate and Other Operations representing the combined results for Old Republic's small life and health insurance business (operating revenues of $71.4 million in 2004 and $58.4 million in 2003) and general corporate activities produced pretax net operating deficits of $17.2 million, versus $4.5 million in 2003. Results reflected holding company expense and debt service costs; investment income on temporary investment holdings; and, except for the effect of the above-noted pretax charge of $10.5 million, moderately higher earnings in 2004 from our total book of life and accident and health business.

Promises Founded on Financial Strength

The value of the insurance promises we make to policyholders, claimants, and creditors is founded on maintaining strong financial underpinnings. These underpinnings assure our shareholders that their equity in the Company rests on a similarly strong foundation. For an insurance business such as ours, whose promises of financial security must last many years into the future, key elements of that foundation are the amount and quality of the assets that fund those promises; the adequacy of reserves, which reflect the estimated dollar value of our obligations; the amount of capital we maintain to assure continuity and growth of our business; and the high financial ratings on which our customers rely. In 2004, we managed our business fully committed to these elements.

Cash and invested assets reached $7.51 billion at year-end 2004, up 9.8% from year-end 2003. All-time-high operating cash flows of $828.3 million made this growth possible, while unrealized investment losses and cash dividend payments to shareholders reduced its impact to a small extent. At year-end 2004, an average credit quality of AA distinguished the fixed maturity securities portion of the Company's portfolio, while cash and invested assets represented 153.1% of our consolidated net liabilities. At the same date, consolidated policy and claim reserves, net of amounts recoverable from reinsurers, aggregated $3.68 billion, an increase of 10.4% from 2003. Importantly, aggregate claim reserves continued to develop favorably year-over-year and, as a result, did not adversely affect 2004's consolidated operating results.

The overall strength of Old Republic's consolidated balance sheet results from the composite financial underpinnings of its 24 individual risk-bearing insurance subsidiaries. At year-end 2004, independent financial ratings assigned to all our key policy-issuing insurance companies remained at very high, competitive levels.

Performance and Market Valuation of Old Republic Common Shares

The combination of rising book value per share, a long-term uptrend in earnings per share, and expectations of continued strength in Old Republic's operating results led the Board of Directors to approve a 14.7% increase in the annual cash dividend rate. This 23rd consecutive annual increase ranks the Company among only 140 publicly held American businesses to have raised cash dividend payments for 22 or more years in a row.

Market quotations for the Company's common shares remained virtually unchanged from year-end 2003 to year-end 2004. The market did not reward shareholders with a higher price despite reasonable profit performance in 2004 that led to a 10.8% increase in book value per share and a higher cash dividend rate.

The lull in market appreciation of Old Republic's common shares does not, however, detract from the long-term performance of the stock. For the 35 years since Old Republic emerged as a publicly held insurance holding company, our shares have reflected a compound annual total market return of 14.9% and a compound annual book value total return of 15.5%. Both figures compare quite favorably with the 10.6% compound annual market total return for the Standard & Poor's 500 Index.

Outlook

The Corporation's financial strength and welcomed acceptance of the security, services, and competent people resources we provide in our chosen markets well position us for continued growth. In the housing-related fields in which Old Republic's mortgage guaranty, title, and home warranty businesses compete, our expectations are for steady progress in 2005. We base this expectation on the belief that reasonably stable interest rates and solid employment trends will provide continued access to home ownership to a large number of Americans. In our property and liability insurance business, we anticipate stiffer competition in the face of reduced opportunities to obtain pricing improvements for most of the coverages we offer. However, the business growth our customer base is likely to experience and our expectation of greater penetration of new markets and production channels should enable us to achieve both top line and bottom line growth in this segment. All in all, the composite image of our three major segments is reasonably developed to produce very satisfactory 2005 results for Old Republic shareholders.

Respectfully submitted on behalf of the
Company and its Board of Directors,

Chicago, Illinois
January 27, 2005

Aldo C. Zucaro
Chairman and Chief Executive Officer

Old Republic International Corporation and Subsidiaries

Consolidated Financial Summary

(Years Ended December 31,)

	2004	2003	2002	2001	2000
FINANCIAL POSITION ($ millions):					
Cash and Invested Assets (1)	$ 7,519.5	$ 6,849.2	$ 6,168.2	$ 5,586.7	$ 5,144.3
Other Assets	3,051.3	2,863.0	2,547.1	2,333.4	2,137.1
Total Assets	10,570.8	9,712.3	8,715.4	7,920.2	7,281.4
Liabilities, Other than Debt	6,562.1	6,020.9	5,417.9	4,977.1	4,604.0
Debt	143.0	137.7	141.5	159.0	238.0
Total Liabilities	6,705.1	6,158.6	5,559.5	5,136.1	4,842.0
Preferred Stock	-	-	-	.3	.7
Common Shareholders' Equity	3,865.6	3,553.6	3,155.8	2,783.7	2,438.7
Total Capitalization (2)	$ 4,008.6	$ 3,691.3	$ 3,297.4	$ 2,943.1	$ 2,677.4
RESULTS OF OPERATIONS ($ millions):					
Net Premiums and Fees Earned	$ 3,116.1	$ 2,936.0	$ 2,423.9	$ 2,029.5	$ 1,736.8
Net Investment and Other Income	327.5	330.5	318.5	314.1	300.1
Realized Investment Gains	47.9	19.3	13.9	29.7	33.6
Net Revenues	3,491.6	3,285.8	2,756.4	2,373.4	2,070.6
Benefits, Claims, and Settlement Expenses	1,307.9	1,112.8	974.8	860.5	761.2
Underwriting and Other Expenses	1,532.7	1,493.2	1,220.8	1,006.2	880.7
Pretax Income	650.9	679.7	560.7	506.6	428.6
Income Taxes	215.9	219.9	167.7	159.7	131.0
Net Income	$ 435.0	$ 459.8	$ 392.9	$ 346.9	$ 297.5
COMMON SHARE DATA: (4)					
Net Income:					
Basic (3)	$ 2.38	$ 2.53	$ 2.17	$ 1.94	$ 1.66
Diluted	$ 2.36	$ 2.51	$ 2.16	$ 1.92	$ 1.65
Dividends: Cash - Regular	$ .503	$ .446	$ .420	$ .393	$ .367
- Special (5)	-	.667	-	-	-
- Total	$ .503	$ 1.113	$ .420	$ .393	$ .367
Stock	-%	50%	-%	-%	-%
Book Value	$ 21.17	$ 19.57	$ 17.45	$ 15.60	$ 13.75
Common Shares (thousands):					
Outstanding	182,563	181,606	180,898	178,465	177,380
Average: Basic	182,541	181,549	180,863	178,436	178,977
Diluted	184,607	183,302	182,323	180,491	180,295

(1) Consists of cash, investments and investment income due and accrued.
(2) Total capitalization consists of debt, preferred stock, and common shareholders' equity.
(3) Calculated after deduction of minor amounts of preferred stock cash dividends.
(4) All per share statistics herein have been restated to reflect all stock dividends or splits declared through December 31, 2004.
(5) In December, 2003 a special cash dividend of $.667 per share (adjusted for a 50% stock dividend of the Company's common stock) was declared and paid.

(All amounts, except common share data, are expressed in millions)

OVERVIEW AND EXECUTIVE SUMMARY

This management analysis of financial position and results of operations pertains to the consolidated accounts of Old Republic International Corporation. The Company conducts its business through three major segments, namely, its General (property and liability), Mortgage Guaranty and Title insurance segments. A small life and health insurance business, accounting for 2.1% of consolidated revenues and 2.3% of consolidated assets, is included within the corporate and other caption. The consolidated accounts are presented on the basis of generally accepted accounting principles ("GAAP"). This analysis should be read in conjunction with the most recent annual and quarterly consolidated financial statements and the footnotes appended to them.

The insurance business is distinguished from most others in that the prices (premiums) charged for various coverages are set without certainty of the ultimate benefit and claim costs that will emerge or be incurred, often many years after issuance of a policy. This basic fact casts Old Republic's business as a long-term undertaking which is managed with a primary focus on the achievement of favorable underwriting results over time. In addition to operating income stemming from Old Republic's basic underwriting and related services functions, significant revenues are obtained from investable funds generated by those functions as well as from retained shareholders' capital. In managing investable funds the Company aims to assure stability of income from interest and dividends, protection of capital, and sufficient liquidity to meet insurance underwriting and other obligations as they become payable in the future. Securities trading and the realization of capital gains are not objectives. The investment philosophy is therefore best categorized as emphasizing value, credit quality, and relatively long-term holding periods. The Company's ability to hold both fixed maturity and equity securities for long periods of time is enabled by the scheduling of maturities in contemplation of an appropriate matching of assets and liabilities.

In light of the above factors, the Company's affairs are managed for the long run, without regard to the arbitrary strictures of quarterly or even annual reporting periods that American industry must observe. In Old Republic's view, short reporting time frames do not comport well with the long-term nature of much of its business, driven as it is by a strong focus on the fundamental underwriting and related service functions of the Company. Management believes that Old Republic's operating results and financial condition can best be evaluated by observing underwriting performance trends over succeeding five to ten year intervals. Such time intervals are likely to encompass one or two economic and/or underwriting cycles, and provide appropriate time frames for such cycles to run their course and for reserved claim costs to be quantified with greater finality and effect.

* * *

To aid investment analysis of Company results, both net operating income and net income figures per share are provided to highlight the impact of certain accounting rules or securities market-driven considerations that affect the recording of investment gains or losses and lead to lessened period-to-period comparability. The realization of investment gains or losses can be highly discretionary and arbitrary due to such factors as the timing of individual securities sales, losses from write-downs of impaired securities, tax-planning considerations, and changes in investment management judgments relative to the direction of securities markets or the future prospects of individual investees or industry sectors. In particular, write-downs of securities deemed other than temporarily impaired are affected by some of these factors as well as industry or issuer-specific developments that can call for the recognition of a loss of market value or non-recoverability of asset cost.

2004 consolidated earnings were affected adversely by special post-tax charges of approximately $25.5 (14 cents per share). Nearly 75% of the charge represents an increase in previously posted litigation reserves necessitated by a ruling on January 20, 2005 by the California Court of Appeals affirming a prior trial court verdict against Old Republic Title Company. The remainder covers a write down of previously deferred acquisition costs applicable to a life insurance product discontinued during the fourth quarter of 2004. Pretax earnings for 2004 were also affected negatively by the expensing of stock option benefits totaling $8.6 (3 cents per share after-tax) of which $5.6 represented a charge for a non-recurring vesting acceleration of stock option costs in the year's first quarter. Stock option expense charges reduced earnings per share by less than 1 cent per share in 2003. The aggregate effect of all 2004 special charges was to decrease pretax earnings by $38.3, and post-tax earnings by $29.0 (16 cents per share).

The major components of pretax income and resulting consolidated GAAP net income discussed in this report were as follows:

	Years Ended December 31,		
	2004	2003	2002
Pretax operating income (loss):			
General	$ 333.0	$ 258.9	$ 182.1
Mortgage Guaranty	224.5	276.4	267.7
Title	62.5	129.6	97.6
Corporate and other	(17.2)	(4.5)	(.7)
Realized investment gains	47.9	19.3	13.9
Consolidated pretax income	650.9	679.7	560.7
Income taxes	215.9	219.9	167.7
Net income	$ 435.0	$ 459.8	$ 392.9
Components of Diluted Earnings Per Share:			
Net operating income	$ 2.19	$ 2.44	$ 2.11
Net realized gains	.17	.07	.05
Net income	$ 2.36	$ 2.51	$ 2.16

Old Republic's **General Insurance Group**, which underwrites mostly commercial property and liability insurance coverages, registered pretax operating income of $333.0 in 2004, compared to $258.9 and $182.1 in 2003 and 2002, respectively. Net premium revenues in 2004 rose 17.6 percent to $1.6 billion compared to $1.3 billion one year ago, and increased 16.5 percent in 2003 over the $1.1 billion recorded in 2002. The composite underwriting ratio was 90.7 percent, 93.3 percent and 98.4 percent for 2004, 2003 and 2002, respectively. Earned premiums in the General Insurance Group increased as a result of positive pricing and risk selection changes effected during the past few years, as well as additional business produced in a reasonably stable underwriting environment. Underwriting results in the past three years benefited mostly from lower claims incurred, and relatively lower production and administrative expenses. The composite underwriting ratio represents the most widely accepted indicator of underwriting performance in the industry, and Old Republic has registered a declining composite ratio since year end 2000. The ratio reached a high of 118.8 percent in the third quarter of 1999 and has dropped fairly consistently since then to the most recent lower levels.

Mortgage Guaranty Group pretax operating income declined 18.8 percent to $224.5 in 2004, after increasing 3.2 percent in 2003 to $276.4 from $267.7 in 2002. Net premiums earned benefited from improved persistency in the traditional primary business but were largely offset by the combination of lower origination volumes and greater reinsurance cessions increasing to $403.2 from $400.9 earned in 2003, which reflected an increase of 6.5 percent over the $376.2 earned in 2002. The composite underwriting ratio rose to 61.1 percent compared to the 47.5 percent and 46.4 percent registered in 2003 and 2002, respectively, mostly as a result of an increase in the claims component. The higher claims ratio for 2004 resulted from greater loss provisions caused by an increase in paid losses and net reserve additions that reflect moderately higher expectations of estimated claim frequency and severity. The expense ratio was lower in 2004 and 2003 due, in part, to lower litigation costs in 2003, and recovery of certain prior years' litigation costs in 2004.

Title Insurance Group operating results declined during 2004 after increasing in both 2003 and 2002. Premium and fee revenues totaled $1.0 billion in 2004 compared to $1.1 billion and $813.4 in 2003 and 2002, respectively. Pretax operating income dropped to $62.5 in 2004 from $129.6 in 2003 and $97.6 in 2002. The composite ratio was 96.3 percent, 90.4 percent, and 90.6 percent in 2004, 2003 and 2002, respectively. The decline in 2004 operating results is attributable to a special charge representing an increase in previously posted litigation reserves necessitated by a ruling on January 20, 2005 by the California Court of Appeals affirming a prior trial court verdict against Old Republic Title Company and a substantial reduction in premiums and fees emanating from mortgage refinancing revenues, which reached a peak in the third quarter of 2003, without a corresponding decline in certain relatively fixed operating expenses.

Aggregate results for Old Republic's **Holding Company** and its small **Life & Health** insurance business produced pretax net operating deficits of $17.2, $4.5 and $.7 in 2004, 2003 and 2002, respectively. These results are reflective of holding company and internal services subsidiary expenses, debt service costs, and investment income on temporary investment holdings. Life and health operations were penalized by a pretax charge of $10.5 resulting from a write down of previously deferred acquisition costs applicable to a life insurance product discontinued during the fourth quarter of 2004, and benefited from moderately higher earnings from Old Republic's combined book of life and accident and health business.

Consolidated net investment income rose by 4.2 percent to $290.8 in 2004 when compared to $279.2 in 2003 and $272.6 in 2002. While the Company's consolidated invested asset base has continued to grow as a result of strong operating cash flows, a general downtrend in interest rates in the past several years has inhibited a corresponding growth in investment income. Realized investment gains amounted to $47.9, $19.3, and $13.9 in 2004, 2003 and 2002, respectively. Above average net gains were realized in 2004 as the Company liquidated approximately 50% of its actively managed equity portfolio and redirected a significant portion of the sales proceeds toward a number of equity index funds.

Cash and invested assets at December 31, 2004, totaled $7.51 billion, of $41.19 per share, versus $6.84 billion, or $37.71 per share, at December 31, 2003. Consolidated operating cash flow grew by 15.0 percent to $828.3 in 2004, with substantially all of this growth stemming from Old Republic's General Insurance and Mortgage Guaranty segments. The investment portfolio reflects a current allocation of approximately 88 percent in fixed-income investments and 6 percent in equities. As has been the case for many years, Old Republic has little or no exposure to real estate investments, mortgage-backed securities, derivatives, junk bonds, private placements or mortgage loans.

Common shareholders' equity grew by 8.8 percent to $3.86 billion at December 31, 2004, compared to the equivalent balance of $3.55 billion at December 31, 2003. Book value per share was $21.17 at the end of this year versus $19.57 at year-end 2003. The year over year change was mostly the result of earnings retained in excess of dividends paid to shareholders and changes in the market value of fixed maturity and equity securities.

MANAGEMENT ANALYSIS

CHANGES IN ACCOUNTING POLICIES

During the first quarter of 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("FAS 142") "Goodwill and Other Intangible Assets". Under FAS 142, goodwill and certain intangible assets will no longer be amortized against operations but must be tested at least annually for possible impairment of their carrying values. At December 31, 2004 and 2003, the Company's consolidated unamortized goodwill asset balance was $92.2 and $87.5, respectively. During the first quarters of 2004 and 2003, the Company evaluated the carrying value of its goodwill and intangible assets and determined that there was no indication of impairment of such assets.

Effective January 1, 2003, the Company elected to reclassify its fixed maturity securities categorized as held to maturity to the available for sale classification. The securities involved are primarily utility and tax-exempt bonds that accounted for approximately 34 percent of Old Republic's investment portfolio. The decision was prompted by restrictive accounting rules affecting held to maturity investment securities. The necessarily mechanical application of these rules can inhibit the Corporation's ability to optimally manage its investments from a practical business point of view. This change has no income statement impact, no effect on Old Republic's ability to hold individual securities to maturity as it may deem appropriate, and does not affect the Company's necessary long-term orientation in the management of its business. Going forward, Old Republic's shareholders' equity account could reflect somewhat greater period-to-period volatility as the entire bond, note and stock investment portfolio will now be marked to market on a quarterly basis. Nevertheless, the Company believes that its ability to hold securities until they mature or until such other time when they can be sold opportunistically are much more significant and meaningful factors than the balance sheet or income statement effect of changes in market values at any point in time.

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 148 ("FAS 148") "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FAS No. 123" for periods starting after December 15, 2002. As of April 1, 2003, the Company adopted the requirements of FAS 148 utilizing the prospective method. Under this method, stock-based compensation expense is recognized for awards granted after the beginning of the fiscal year of adoption. For all other stock option awards outstanding, the Company continues to use the intrinsic value method permitted under existing accounting pronouncements. In estimating the compensation cost of options, the fair value of options has been calculated using the Black-Scholes option pricing model. Required stock option compensation charges of $8.6 for 2004 reduced earnings per share by 3 cents per share after-tax, of which $5.6 represented a charge for a non-recurring vesting acceleration of such costs in the first quarter of 2004. Expense recognition of stock options granted in 2003 reduced earnings by $2.2 or by less than one cent per share after-tax.

During December, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 – Revised ("FAS 123R") on Share-Based Payment. FAS 123R requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. The effective date of this pronouncement is the beginning of the first interim or annual reporting period that begins after June 15, 2005. The statement allows for three transition methods of implementation: the modified prospective application and two versions of the modified retrospective application. The modified prospective application requires entities to expense share-based payments for new awards and awards modified, repurchased, or cancelled after the required effective date. Additionally, it requires entities to record as an expense, the cost attributable to the unvested options outstanding as of the required effective date. Modified retrospective application may be applied either (a) to all prior years for which Statement 123 was effective (fiscal years beginning after December 15, 1994) or (b) only to prior interim periods in the year of initial adoption if the required effective date of this statement does not coincide with the beginning of the entity's fiscal year.

The Company believes that the approximate reduction to fully diluted earnings per share will be as follows: one cent per share in 2005 and less than one cent per share cumulatively for all years from 2006 through 2009 calculated by using the modified prospective transition method.

FINANCIAL POSITION

The Company's financial position at December 31, 2004 reflected increases in assets, liabilities and common shareholders' equity of 8.8%, 8.9% and 8.8%, respectively, when compared to the immediately preceding year-end. Cash and invested assets represented 71.1% and 70.5% of consolidated assets as of December 31, 2004 and 2003, respectively. Consolidated results produced positive and growing consolidated operating cash flows for the latest three years, with the Company's three operating segments providing substantially all such funds from operations. In 2004, the invested asset base increased 9.8% to $7,519.5 principally as a result of such higher operating cash flow offset by a decline in the fair value of fixed maturity investments.

During 2004 and 2003, the Corporation committed substantially all investable funds to short to intermediate-term fixed maturity securities. At both December 31, 2004 and 2003, approximately 99% of the Company's investments consisted of marketable securities, including $499.3 and $446.5, respectively, of U.S. Treasury tax and loss bonds held by its mortgage guaranty subsidiaries for deferred tax purposes. Old Republic continues to adhere to its long-term policy of investing primarily in investment grade, marketable securities. Investable funds have not been directed to so-called "junk bonds" or types of securities categorized as derivatives. Old Republic's commitment to equity securities during 2004 decreased 10.6% in relation to the related invested balance at year-end 2003, mostly due to the sales of equity securities and a reduction in net unrealized gains. At December 31, 2004, the Company had no fixed maturity investments in default as to principal and/or interest.

Relatively high short-term maturity investment positions continued to be maintained as of December 31, 2004. Such positions reflect a large variety of seasonal and intermediate-term factors including current operating needs, expected operating cash flows, quarter-end cash flow seasonality, and investment strategy considerations. Accordingly, the future level of short-term investments will vary and respond to the interplay of these factors and may, as a result, increase or decrease from current levels.

The Company does not own or utilize derivative financial instruments for the purpose of hedging, enhancing the overall return of its investment portfolio, or reducing the cost of its debt obligations. With regard to its equity portfolio, the Company does not own any options nor does it engage in any type of option writing. Traditional investment management tools and techniques are employed to address the yield and valuation exposures of the invested assets base. The long-term fixed maturity investment portfolio is managed so as to limit various risks inherent in the bond market. Credit risk is addressed through asset diversification and the purchase of investment grade securities. Reinvestment rate risk is reduced by concentrating on non-callable issues, and by taking asset-liability matching considerations into account. Purchases of mortgage and asset backed securities, which have variable principal prepayment options, are generally avoided. Market value risk is limited through the purchase of bonds of intermediate maturity. The combination of these investment management practices is expected to produce a more stable long-term fixed maturity investment portfolio that is not subject to extreme interest rate sensitivity and principal deterioration. The market value of the Company's long-term fixed maturity investment portfolio is sensitive, however, to fluctuations in the level of interest rates, but not materially affected by changes in anticipated cash flows caused by any prepayments. The impact of interest rate movements on the long-term fixed maturity investment portfolio generally affects net unrealized gains or losses. As a general rule, rising interest rates enhance currently available yields but typically lead to a reduction in the fair value of existing fixed maturity investments. By contrast, a decline in such rates reduces currently available yields but usually serves to increase the fair value of the existing fixed maturity investment portfolio. All such changes in fair value are reflected, net of deferred income taxes, directly in the shareholders' equity account, and as a separate component of the statement of comprehensive income. Given the Company's inability to forecast or control the movement of interest rates, Old Republic sets the maturity spectrum of its fixed maturity securities portfolio within parameters of estimated liability payouts, and focuses the overall portfolio on high quality investments. By so doing, Old Republic believes it is reasonably assured of its ability to hold securities to maturity as it may deem necessary in changing environments, and of ultimately recovering their aggregate cost.

Possible future declines in fair values for Old Republic's bond and stock portfolios would affect negatively the common shareholders' equity account at any point in time, but would not necessarily result in the recognition of realized investment losses. The Company reviews the status and market value changes of each of its investments on at least a quarterly basis during the year, and estimates of other than temporary impairments in the portfolio's value are evaluated and established at each quarterly balance sheet date. In reviewing investments for other than temporary impairment, the Company, in addition to a security's market price history, considers the totality of such factors as the issuer's operating results, financial condition and liquidity, its ability to access capital markets, credit rating trends, most current audit opinion, industry and securities markets conditions, and analyst expectations to reach its conclusions. Sudden market value declines caused by such adverse developments as newly emerged or imminent bankruptcy filings, issuer default on significant obligations, or reports of financial accounting developments that bring into question the validity of previously reported earnings or financial condition, are recognized as realized losses as soon as credible publicly available information emerges to confirm such developments. Accordingly, the recognition of losses from other than temporary value impairments is subject to a great deal of judgment as well as turns of events over which the Company can exercise little or no control. In the event the Company's estimate of other than temporary impairments is insufficient at any point in time, future periods' net income would be affected adversely by the recognition of additional realized or impairment losses, but its financial condition would not necessarily be affected adversely inasmuch as such losses, or a portion of them, could have been recognized previously as unrealized losses.

The following tables show certain information relating to the Company's fixed maturity and equity portfolios as of the dates shown:

Credit Quality Ratings of Fixed Maturity Securities (1)

	December 31, 2004	December 31, 2003
Aaa	32.6%	29.7%
Aa	19.5	19.1
A	27.5	32.0
Baa	19.8	18.5
Total investment grade	99.4	99.3
All other (2)	.6	.7
Total	100.0%	100.0%

(1) Credit quality ratings used are those assigned primarily by Moody's; other ratings are assigned by Standard & Poor's and converted to equivalent Moody's ratings classifications.
(2) "All other" includes non-investment or non-rated small issues of tax-exempt bonds.

Gross Unrealized Losses Stratified by Industry Concentration for Investment Grade Fixed Maturity Securities as of December 31, 2004

	Amortized Cost	Gross Unrealized Losses
Fixed Maturity Securities by Industry Concentration:		
Municipals	$ 343.7	$ 2.9
Utilities	120.0	1.5
Finance	120.8	1.4
Telecom	53.9	.6
Other (includes 16 industry groups)	631.8	5.1
Total	$ 1,270.5 (3)	$ 11.8

(3) Represents 20.3 percent of the total fixed maturity securities portfolio.

Gross Unrealized Losses Stratified by Industry Concentration for Equity Securities as of December 31, 2004

	Cost	Gross Unrealized Losses
Equity Securities by Industry Concentration:		
Health Care	$ 33.5	$ 5.1
Retail	9.6	.8
Service	7.2	.3
REIT's	.4	-
Other (includes 3 industry groups)	.4	-
Total	$ 51.2 (4)	$ 6.4 (5)

(4) Represents 12.9 percent of the total equity securities portfolio.
(5) Represents 1.6 percent of the cost of the total equity securities portfolio, while gross unrealized gains represent 17.3 percent of the portfolio.

Gross Unrealized Losses Stratified For All Fixed Maturity Securities as of December 31, 2004

	Amortized Cost of Fixed Maturity Securities		Gross Unrealized Losses	
	All	Non-Investment Grade Only	All	Non-Investment Grade Only
Maturity Ranges:				
Due in one year or less	$ 114.4	$ -	$ .3	$ -
Due after one year through five years	475.2	-	4.0	-
Due after five years through ten years	664.6	-	7.3	-
Due after ten years	16.1	-	.1	-
Total	$ 1,270.5	$ -	$ 11.8	$ -

Gross Unrealized Losses Stratified by Duration and Amount of Unrealized Losses as of December 31, 2004

	Amount of Gross Unrealized Losses			
	Less than 20% of Cost	20% to 50% of Cost	More than 50% of Cost	Total Gross Unrealized Loss
Number of Months in Loss Position:				
Fixed Maturity Securities:				
One to six months	$ 6.9	$ -	$ -	$ 6.9
Seven to twelve months	2.3	-	-	2.3
More than twelve months	2.5	-	-	2.5
Total	$ 11.8	$ -	$ -	$ 11.8
Equity Securities:				
One to six months	$ 1.0	$ -	$ -	$ 1.0
Seven to twelve months	1.2	4.0	-	5.2
More than twelve months	-	-	-	.1
Total	$ 2.2	$ 4.1	$ -	$ 6.4
Number of Issues in Loss Position:				
Fixed Maturity Securities:				
One to six months	246	-	-	246
Seven to twelve months	31	-	-	31
More than twelve months	28	-	-	28
Total	305	-	-	305 (6)
Equity Securities:				
One to six months	1	-	-	1
Seven to twelve months	2	1	-	3
More than twelve months	2	2	-	4
Total	5	3	-	8 (6)

The aging of issues with unrealized losses employs closing market price comparisons with an issue's original cost. The percentage reduction from original cost reflects the decline as of a specific point in time (December 31, 2004 in the above table) and, accordingly, is not indicative of a security's value having been consistently below its cost at the percentages and throughout the periods shown.

(6) At December 31, 2004 the number of issues in a loss position represent 18.1 percent as to fixed maturities, and 21.6 percent as to equity securities of the total number of such issues held by the Company.

Age Distribution of Fixed Maturity Securities

	December 31, 2004	December 31, 2003
Maturity Ranges:		
Due in one year or less	12.5%	11.0%
Due after one year through five years	42.9	50.0
Due after five years through ten years	43.5	37.7
Due after ten years through fifteen years	1.1	1.3
Due after fifteen years	-	-
Total	100.0%	100.0%
Average Maturity	4.7 Years	4.5 Years
Duration (7)	4.1	4.0

(7) Duration is used as a measure of bond price sensitivity to interest rate changes. A duration of 4.1 as of December 31, 2004 implies that a 100 basis point parallel increase in interest rates from current levels would result in a possible decline in the market value of the long-term fixed maturity investment portfolio of approximately 4.1 percent.

Composition of Unrealized Gains (Losses)

	December 31, 2004	December 31, 2003
Fixed Maturity Securities:		
Amortized cost	$ 6,273.2	$ 5,463.9
Estimated fair value	6,455.9	5,741.1
Gross unrealized gains	194.5	285.0
Gross unrealized losses	(11.8)	(7.8)
Net unrealized gains	$ 182.7	$ 277.1
Equity Securities:		
Cost	$ 396.8	$ 439.2
Estimated fair value	459.0	513.5
Gross unrealized gains	68.6	98.2
Gross unrealized losses	(6.4)	(23.9)
Net unrealized gains	$ 62.2	$ 74.2

Among other major assets, substantially all of the Company's receivables are not past due. Reinsurance recoverable balances on paid or estimated unpaid losses are deemed recoverable from solvent reinsurers or have otherwise been reduced by allowances for estimated amounts unrecoverable. Deferred policy acquisition costs are estimated by taking into account the variable costs of producing specific types of insurance policies, and evaluating their recoverability on the basis of recent trends in claims costs. The Company's deferred policy acquisition cost balances have not fluctuated substantially from period-to-period and do not represent significant percentages of assets or shareholders' equity.

The parent holding company meets its liquidity and capital needs principally through dividends paid by its subsidiaries. The insurance subsidiaries' ability to pay cash dividends to the parent company is generally restricted by law or subject to approval of the insurance regulatory authorities of the states in which they are domiciled. The Company can receive up to $341.5 in dividends from its subsidiaries in 2005 without the prior approval of regulatory authorities. The liquidity achievable through such permitted dividend payments is more than adequate to cover the parent holding company's currently expected cash outflows represented mostly by interest on outstanding debt and quarterly cash dividend payments to shareholders. In addition, Old Republic can access the commercial paper market for up to $150.0 to meet unanticipated liquidity needs.

Old Republic's capitalization of $4,008.6 at December 31, 2004 consisted of debt of $143.0 and common shareholders' equity of $3,865.6. Changes in the common shareholders' equity account for the three most recent years reflect primarily the retention of earnings in excess of dividends paid to shareholders as well as changes in the value of investments carried at market. Old Republic has paid cash dividends to its shareholders without interruption since 1942, and has increased the annual rate in each of the past 23 years. The annual dividend rate is typically reviewed and approved by the Board of Directors in the first quarter of each year. In establishing each year's cash dividend rate the Corporation does not follow a strict formulaic approach and favors a gradual rise in the annual dividend rate that is largely reflective of long-term consolidated operating earnings trends. Accordingly, each year's dividend rate is set judgmentally in consideration of such key factors as the dividend paying capacity of the Corporation's insurance subsidiaries, the trends in average annual statutory and GAAP earnings for the six most recent calendar years, and the long-term expectations for the Corporation's consolidated business.

In May 2003, the Company canceled 1.9 million common shares previously reported as treasury stock, and restored them to unissued status; this had no effect on total shareholders' equity or the financial condition of the Company. At its March, 2004 meeting, the Company's Board of Directors authorized the reacquisition of up to $250.0 of common shares as market conditions warrant during the two year period from that date; no stock had as yet been acquired through December 31, 2004 pursuant to this authorization.

The following table shows certain information relating to the Company's contractual obligations as of December 31, 2004:

	Payments Due by Period				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Contractual Obligations:					
Debt	$ 143.0	$ 19.9	$ 121.1	$ .7	$ 1.2
Interest on Debt	27.3	9.1	13.6	1.4	3.1
Operating Leases	142.2	35.0	52.9	27.3	26.8
Pension Benefits Contributions (1)	31.6	-	11.0	8.5	12.1
Claim & Claim Expense Reserves (2)	2,763.8	661.9	616.1	276.6	1,209.0
Total	$ 3,108.0	$ 726.0	$ 814.7	$ 314.7	$ 1,252.3

(1) Represents estimated funding of contributions for the Old Republic International Salaried Employees Restated Retirement Plan (the Old Republic Plan), Bituminous Casualty Corporation Retirement Income Plan (the Bitco Plan), and the Old Republic National Title Group Pension Plan (the Title Plan). Funding of the plans is dependent on a number of factors including actual performance versus actuarial assumptions made at the time of the actuarial valuations, as well as, maintaining certain funding levels relative to regulatory requirements.

(2) As discussed herein with respect to the nature of loss reserves and the estimating process utilized in their establishment, the Company's loss reserves do not have a contractual maturity date. Estimated loss payments are based primarily on historical claim payment patterns, are subject to change due to a wide variety of factors, and cannot be predicted with certainty. Actual future loss payments may differ materially from the current estimates shown in the table above.

RESULTS OF OPERATIONS

Revenues - Premiums & Fees:

Pursuant to GAAP applicable to the insurance industry, revenues are associated with the related benefits, claims, and expenses.

Substantially all general insurance premiums are reflected in income on a pro-rata basis. Earned but unbilled premiums are generally taken into income on the billing date, while adjustments for retrospective premiums, commissions and similar charges or credits are accrued on the basis of periodic evaluations of current underwriting experience and contractual obligations. Nearly all of the Company's mortgage guaranty premiums stem from monthly installment policies. Accordingly, such premiums are written and earned in the month coverage is effective. With respect to minor numbers of annual or single premium policies, earned premiums are largely recognized on a pro-rata basis over the terms of the policies. Title premium and fee revenues stemming from the Company's direct operations (which includes branch offices of its title insurers and wholly owned subsidiaries of the Company) represent approximately 38 percent of such consolidated title business revenues. Such premiums are generally recognized as income at the escrow closing date which approximates the policy effective date. Fee income related to escrow and other closing services is recognized when the related services have been performed and completed. The remaining 62 percent of consolidated title premium and fee revenues is produced by independent title agents and underwritten title companies. Rather than making estimates that could be subject to significant variance from actual premium and fee production, the Company recognizes revenues from those sources upon receipt. Such receipts can reflect a three to four month lag relative to the effective date of the underlying title policy, and are offset concurrently by production expenses and claim reserve provisions.

The major sources of Old Republic's earned premiums and fees for the periods shown were as follows:

	General	Mortgage	Title	Other	Total	% Change over prior year period
Years Ended December 31:						
2000	$ 857.8	$ 331.4	$ 494.0	$ 53.4	$1,736.8	-2.5%
2001	1,000.2	353.1	625.3	50.6	2,029.5	16.9
2002	1,184.1	376.2	813.4	50.1	2,423.9	19.4
2003	1,379.5	400.9	1,103.8	51.6	2,936.0	21.1
2004	$1,623.0	$ 403.2	$1,025.2	$64.6	$3.116.1	6.1%

The percentage allocation of net premiums earned by major insurance coverage for the General Insurance Group were as follows:

	Years Ended December 31,				
	2004	2003	2002	2001	2000
Type of Coverage:					
Commercial Automobile (mostly trucking)	37.9%	39.5%	43.0%	45.7%	49.7%
Workers' Compensation	21.8	20.0	19.1	17.4	16.6
Financial Indemnity	11.8	11.7	8.7	7.2	7.9
Property	11.3	12.2	12.9	12.8	13.7
General Liability	5.8	5.3	4.7	5.4	5.1
Other	11.4	11.3	11.6	11.5	7.0
Total	100.0%	100.0%	100.0%	100.0%	100.0%

The following tables provide information on risk exposure trends for Old Republic's Mortgage Guaranty Group.

	Years Ended December 31,				
	2004	2003	2002	2001	2000
New Insurance Written:					
Traditional Primary	$ 24,749.4	$ 37,255.8	$ 30,809.6	$ 25,085.4	$ 14,929.7
Bulk	4,487.8	6,806.6	5,130.0	2,614.4	35.3
Other	7,324.7	5,802.8	7,555.5	3,675.3	1,594.8
Total	$ 36,562.0	$ 49,865.2	$ 43,495.1	$ 31,375.1	$ 16,559.8
Net Risk In Force:					
Traditional Primary	$ 15,452.2	$ 15,329.5	$ 15,367.6	$ 15,043.5	$ 14,840.7
Bulk	834.8	802.2	513.0	167.0	8.7
Other	580.9	493.4	450.7	336.9	271.5
Total	$ 16,868.0	$ 16,625.1	$ 16,331.3	$ 15,547.4	$ 15,120.9

	Years Ended December 31,				
	2004	2003	2002	2001	2000
Analysis of Traditional Primary Risk in Force:					
By Fair Isaac & Company ("FICO") Scores (1):					
FICO less than 620	8.6%	8.5%	-%	-%	-%
FICO 620 to 680	31.1	29.2	-	-	-
FICO greater than 680	51.4	48.8	-	-	-
Unscored/Unavailable	8.9%	13.5%	-%	-%	-%

(1) Scores were unavailable for a substantial number of policies in force prior to 2003.

	2004	2003	2002	2001	2000
By Loan to Value ("LTV") Ratio:					
LTV less than 85	5.7%	6.4%	6.0%	5.7%	5.4%
LTV 85 to 90	36.8	37.3	37.3	37.6	38.2
LTV 90 to 95	42.0	43.8	47.0	48.8	50.3
LTV greater than 95	15.5%	12.5%	9.7%	7.9%	6.1%
By Type of Loan Documentation:					
Full Documentation	93.2%	94.4%	96.7%	99.4%	100.0%
Reduced Documentation	6.8%	5.6%	3.3%	.6%	-%

	Years Ended December 31,				
	2004	2003	2002	2001	2000
Earned Premiums:					
Direct	$ 483.6	$ 467.3	$ 432.4	$ 390.9	$ 359.0
Net	$ 403.2	$ 400.9	$ 376.2	$ 353.1	$ 331.4
Persistency / Traditional Primary	64.5%	46.0%	59.1%	65.3%	82.1%
Persistency / Bulk (2)	55.7%	31.8%	71.7%	-%	-%

(2) Due to the relative immaturity of the bulk business, the above trend may prove to be highly volatile.

The following table indicates the percentage allocation of Title Group premium and fee revenues by production sources:

	Years Ended December 31,				
	2004	2003	2002	2001	2000
Direct operations	38.1%	40.0%	43.7%	47.4%	45.8%
Independent title agents & other	61.9	60.0	56.3	52.6	54.2
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Consolidated net premiums and fees earned increased by 6.1%, 21.1%, and 19.4% in 2004, 2003 and 2002, respectively. Earned premiums in the General Insurance Group grew by 17.6%, 16.5% and 18.4% in 2004, 2003 and 2002, respectively, as a result of positive pricing and risk selection changes the Company effected during the 2001 to 2003 period in particular, as well as additional business produced in a reasonably stable underwriting environment. Mortgage guaranty premium income trends reflect sales opportunities arising from reasonably strong housing and mortgage lending markets, offset in part by high levels of mortgage refinancing activity, particularly in the 2001 to 2003 period, as well as by greater amounts of reinsurance cessions and by the introduction of various alternatives to traditional primary mortgage insurance. High loan refinancing activity tends to reduce mortgage guaranty insurers' policies in force, and thus renewal premium production, since previously insured mortgages may no longer require coverage or may become insured by competitors. Title Group premium and fee revenues declined by 7.1% in 2004, and increased by 35.7% and 30.1% in 2003 and 2002, respectively. 2003 and 2002 results reflected favorable market conditions for the sale of new and used homes, and, most importantly, strong mortgage refinancing activity that was driven by a fairly consistent drop in mortgage rates. Reduced title revenues in 2004 are mostly reflective of a substantial reduction in mortgage refinancing activity which reached a peak in the third quarter of 2003.

Revenues - Net Investment Income:

Net investment income is affected by trends in interest and dividend yields for the types of securities in which the Company's funds are invested during individual reporting periods. The following tables reflect the segmented and consolidated invested asset bases as of the indicated dates, and the investment income earned and resulting yields on such assets. In calculating yields, non-interest bearing U.S. Treasury tax and loss bonds, held by the Company's mortgage guaranty subsidiaries for deferred tax purposes, are necessarily excluded from the invested asset base. Since the Company can exercise little control over market values, yields are evaluated on the basis of investment income earned in relation to the amortized cost of the underlying invested assets, though yields based on the market values of such assets are also shown in the statistics below.

	Invested Assets at Cost					Market Value Adjust- ment	Invested Assets at Market Value
	General	Mortgage	Title	Other	Total		
As of December 31:							
2000	$ 3,112.3	$ 1,333.6	$ 373.7	$ 149.5	$ 4,969.2	$ 98.0	$ 5,067.2
2001	3,198.8	1,542.3	423.9	150.1	5,315.0	219.7	5,534.8
2002	3,446.0	1,700.9	489.6	226.9	5,863.4	305.5	6,169.0
2003	3,798.2	1,827.9	556.9	177.1	6,360.1	360.3	6,720.4
2004	$ 4,217.8	$ 2,001.2	$ 595.2	$ 295.0	$ 7,109.4	$ 262.2	$ 7,371.6

	Net Investment Income					Yield at	
	General	Mortgage	Title	Other	Total	Cost	Market
Years Ended December 31:							
2000	$ 179.8	$ 56.8	$ 24.0	$ 13.3	$ 273.9	6.0%	5.9%
2001	175.7	63.3	22.7	12.8	274.7	5.7	5.5
2002	172.5	65.8	22.5	11.7	272.6	5.2	5.0
2003	175.0	65.7	23.5	14.9	279.2	4.9	4.6
2004	$ 183.4	$ 67.7	$ 25.5	$ 14.0	$ 290.8	4.6%	4.4%

Consolidated net investment income grew by 4.2% and 2.4% in 2004 and 2003, respectively and was down 0.8% in 2002. For each of the past three years, this revenue source was affected by a rising invested asset base caused by positive consolidated operating cash flows, by a concentration of investable assets in interest-bearing fixed maturity securities, and by changes in market yields. Yield trends reflect at once the relatively short maturity of Old Republic's fixed maturity securities portfolio as well as continuation of a lower yield environment during the past several years.

Net Realized Gains:

The Company's investment policies have not been designed to maximize or emphasize the realization of investment gains. Rather, these policies aim to assure a stable source of income from interest and dividends, protection of capital, and provision of sufficient liquidity to meet insurance underwriting and other obligations as they become payable in the future. Dispositions of fixed maturity securities arise mostly from scheduled maturities and early calls; in 2004, 2003 and 2002, 80.7%, 70.0% and 74.6%, respectively, of all such dispositions resulted from these occurrences. Dispositions of equity securities at a realized gain or loss reflect such factors as ongoing assessments of issuers' business prospects, rotation among industry sectors, and tax planning considerations. Additionally, the amount of net realized gains and losses registered in any one accounting period are affected by the aforementioned assessments of securities' values for other than temporary impairment. As a result of the interaction of all these factors and considerations, net realized investment gains or losses can vary significantly from period-to-period, and in the Company's view are not indicative of any particular trend or result in its basic insurance underwriting business. The following table reflects the composition of net realized gains or losses for the periods shown:

	Years Ended December 31,				
	2004	2003	2002	2001	2000
Realized Gains (Losses) on Disposition of:					
Fixed maturity securities	$ 4.6	$ 4.6	$ 3.8	$ (2.9)	$ .8
Equity securities and miscellaneous investments	48.5	31.1	29.1	39.4	32.9
Total	53.2	35.7	33.0	36.5	33.6
Impairment losses on:					
Fixed maturity securities	-	-	(5.0)	(1.2)	-
Equity securities and miscellaneous investments	(5.2)	(16.4)	(14.0)	(5.5)	-
Total	(5.2)	(16.4)	(19.0)	(6.7)	-
Net realized gains	$ 47.9	$ 19.3	$ 13.9	$ 29.7	$ 33.6

Expenses:

In order to achieve a necessary matching of revenues and expenses, the Company records the benefits, claims and related settlement costs that have been incurred during each accounting period. Such costs are affected by the adequacy of reserve estimates established for current and prior years' claim occurrences. The establishment of claim reserves by the Company's insurance subsidiaries is a reasonably complex and dynamic process influenced by a large variety of factors. These factors principally include past experience applicable to the anticipated costs of various types of claims, continually evolving and changing legal theories emanating from the judicial system, recurring accounting, statistical, and actuarial studies, the professional experience and expertise of the Company's claim departments' personnel or attorneys and independent claim adjusters, ongoing changes in claim frequency or severity patterns such as those caused by natural disasters, illnesses, accidents, work-related injuries, and changes in general and industry-specific economic conditions. Consequently, the reserve-setting process relies on the opinions of a large number of persons, on the application and interpretation of historical precedent and trends, on expectations as to future developments, and on management's judgment in interpreting all such factors. At any point in time, the Company is exposed to possibly higher than anticipated claim costs due to all of these factors, and to the evolution, interpretation, and expansion of tort law, as well as the effects of unexpectedly adverse jury verdicts.

All reserves are thus based on a large number of assumptions and resulting estimates which are periodically reviewed and evaluated in the light of emerging claim experience and changing circumstances. The resulting changes in estimates are recorded in operations of the periods during which they are made. The Company believes that its overall reserving practices have been consistently applied over many years. For at least the past ten years, previously established reserves have produced reasonable estimates of the cumulative ultimate net costs of claims incurred. However, no representation is made that ultimate net claim and related costs will not develop in future years to be greater or lower than currently established reserve estimates.

In addition to the factors cited in the two preceding paragraphs, certain events could impact adversely the Company's reserve adequacy and its future operating results and financial condition. With respect to Old Republic's general insurance business, such events or exposures would include but not be limited to catastrophic workers' compensation claims caused by a terrorist attack or a natural disaster such as an earthquake, legislated retroactive incurrence of previously denied or settled claims, the levying of major guaranty fund assessments by various states based on the costs of insurance company failures apportioned against remaining and financially secure insurers, the future failure of one or more significant assuming reinsurers that would void or reduce the Company's reinsurance recoverable for losses paid or in reserve, and greater than expected involuntary market assessments, such as those caused by forced participation in assigned risk and similar involuntary market plans, all of which cannot be reasonably estimated prior to their emergence.

Mortgage insurance claim reserves are determined on the basis of the carried risk on reported loan defaults and on an estimate of defaulted loans that have yet to be reported. In establishing its reserve position, the Company establishes estimates of average claim frequency (the number of reported defaults which will ultimately result in a claim payment) and average claim severity (the amount of claim ultimately to be paid).

The majority of defaults reported to the Company are cured by the borrower either by making the necessary number of mortgage payments to bring the loan current, by refinancing the mortgage loan, or by selling the property in an amount sufficient to cover the outstanding mortgage debt. Estimates of claim frequency, which are based on historical trends and on judgments as to current and future economic conditions, are applied according to the level of the reported default. Claim severity is estimated based on historical claim payments including the impact of loss mitigation strategies and potential salvage recoveries. Once reported, the time required to cure a default or settle a claim can be significant, often running years from the date of original default. As such, ultimate cure and claim rates develop over long periods of time, often through changing economic conditions. Higher mortgage guaranty loss ratios for 2004 resulted from greater loss provisions caused by an increase in paid losses and net reserve additions that reflect moderately higher expectations of estimated claim frequency and severity.

Title segment loss reserve levels could be impacted adversely by such developments as reduced loan refinancing activity, the effect of which could be to lengthen the period during which title policies remain exposed to loss emergence, or reductions in either property values or the volume of transactions which, by virtue of the speculative nature of some real estate developments, could lead to increased occurrences of fraud, defalcations or mechanics' liens. As to Old Republic's small life and health insurance operations, reserve adequacy may be affected adversely by greater than anticipated medical care cost inflation as well as greater than expected frequency and severity of claims.

In management's opinion, geographic concentrations of assureds' employees in the path of an earthquake or acts of terrorism represent the most significant catastrophic risks to Old Republic's General insurance segment. These risks would largely impact the workers' compensation line since primary insurers such as the Company must, by regulation, issue unlimited liability policies. While Old Republic obtains a degree of protection through its reinsurance program as to earthquake exposures, and, until December 31, 2005 through the Terrorism Risk Insurance Act of 2002, there is no assurance that recoveries thereunder would be sufficient to offset the costs of a major calamity nor eliminate its possible major impact on operating results and financial condition. Old Republic has availed itself of modeling techniques to evaluate the possible magnitude of earthquake or terrorist induced claim costs for its most exposed coverage of workers' compensation. Such models, however, have not been sufficiently validated by past occurrences, and rely on a large variety and number of assumptions. As a result, they may not be predictive of possible claims from future events. With respect to the Company's mortgage guaranty business, the most significant risk lies in the possibility of prolonged economic dislocations that would result in high unemployment levels and depressed property values conspiring to magnify loan default rates and resulting claim costs. In title insurance, the Company's biggest exposure likely relates to defalcations and fraud which can result in significant aggregations of claims or non-collection of insurance premiums. In life insurance, as in general insurance, concentrations of insured lives coupled with a catastrophic event would represent the Company's largest exposure. In all of these regards, current GAAP accounting does not permit the Company's reserving practices to anticipate and provide for these exposures before they occur.

Most of Old Republic's consolidated claim and related expense reserves stem from its general insurance business. At December 31, 2004, such reserves accounted for 88.6% and 82.1% of consolidated gross and net of reinsurance reserves, respectively, while similar reserves at December 31, 2003 accounted for 88.6% and 81.9% of the respective consolidated amounts. The following table shows a breakdown of gross and net of reinsurance claim reserve estimates for major types of insurance coverages as of those dates:

	December 31,			
	2004		2003	
	Gross	Net	Gross	Net
Claim and Loss Adjustment Expense Reserves:				
Commercial automobile (mostly trucking	$ 788.6	$ 635.9	$ 764.5	$ 616.6
Workers' compensation	1,607.0	814.0	1,482.6	743.4
General liability	808.7	350.5	733.8	270.7
Other coverages	576.0	382.1	498.0	333.2
Unallocated loss adjustment expense reserves	122.0	87.2	83.7	83.6
Total general insurance reserves	3,902.4	2,269.7	3,562.8	2,047.7
Other coverages:				
Mortgage guaranty	200.5	199.1	181.5	179.7
Title	252.5	252.5	237.1	237.1
Life and health	22.6	16.9	18.2	12.6
Unallocated loss adjustment expense reserves – other coverages	25.4	25.4	22.7	22.7
Total claim and loss adjustment expense reserves	$ 4,403.5	$ 2,763.8	$ 4,022.7	$ 2,500.1
Asbestosis and environmental claim reserves included in the above general insurance reserves:				
Amount	$ 118.9	$ 97.1	$ 91.0	$ 56.6
% of total general insurance reserves	3.0%	4.3%	2.6%	2.8%

Old Republic's general insurance business is composed of a large variety of lines or classes of commercial insurance; it has negligible exposure to personal lines such as homeowners or private passenger automobile insurance that exhibit wide diversification of risks, significant frequency of claim occurrences, and high degrees of statistical credibility. Most of the General Insurance Group's claim reserves stem from liability insurance coverages for commercial customers. Liability claims typically require more extended periods of investigation and at times protracted litigation before they are finally settled, and thus tend to exhibit loss development and payment patterns that stretch over relatively long periods of time.

The Company establishes point estimates for most reserves on an insurance coverage line-by-line basis for individual subsidiaries, sub-classes, or individual accounts and blocks of business that have similar attributes. Actuarially or otherwise derived ranges of reserve levels are not utilized as such in setting these reserves, and, accordingly, the reserves listed in the above table represent the Company's point estimates at each reporting date. The overall reserve level at any point in time therefore represents the compilation of a very large number of reported ("case") reserve estimates and the results of a variety of formula calculations intended to cover claims and related costs not as yet reported or emerged ("IBNR"). Case reserves are based on continually evolving assessments of the facts available to the Company during the claim settlement process. Long-term, disability-type workers' compensation reserves are discounted to present value based on interest rates that range from 3.5 percent to 4.0 percent. Formula calculations are utilized to provide for IBNR claim costs as well as additional costs that can arise from such factors as monetary and social inflation, changes in claims administration processes, changes in reinsurance ceded and recoverability levels, and expected trends in claim costs and related ratios. Typically, such formulas take into account so-called link ratios that represent prior years' patterns of incurred or paid loss trends between succeeding years, or past experience relative to progressions of the number of claims reported over time and ultimate average costs per claim. Reserves pertaining to large individual commercial insurance accounts that exhibit sufficient statistical credibility, and that may be subject to retrospective premium rating plans or the utilization of varying levels or types of self-insured retentions are established on an account by account basis using case reserves and applicable formula-driven methods. For certain so-called long-tail categories of insurance such as excess liability or excess workers' compensation, officers and directors' liability, and commercial umbrella liability relative to which claim development patterns are particularly long, more volatile, and immature in their early stages of development, the Company judgmentally establishes the most current accident years' loss reserves on the basis of expected loss ratios. As actual claims data emerges in succeeding years, the original accident year loss ratio assumptions are validated or otherwise adjusted sequentially through the application of statistical or actuarial projection techniques such as the Bornhuetter/Ferguson method which utilizes data from the more mature experience of prior years.

Except for a small portion that emanates from ongoing primary insurance operations, a large majority of the asbestosis and environmental ("A&E") claim reserves posted by Old Republic stem mainly from its participations in assumed reinsurance treaties and insurance pools. Substantially all such participations were discontinued fifteen or more years ago and have since been in run-off status. With respect to the primary portion of gross A&E reserves, Old

Republic administers the related claims through its claims personnel as well as outside attorneys, and posted reserves reflect its best estimates of ultimate claim costs. Claims administration for the assumed portion of the Company's A&E exposures is handled by the claims departments of unrelated primary or ceding reinsurance companies. While the Company performs periodic reviews of a portion of claim files so managed, the overall A&E reserves it establishes respond to the paid claim and case reserve activity reported to the Company as well as available industry statistical data such as so-called survival ratios. Such ratios represent the number of years' average paid losses for the three or five most recent calendar years that are encompassed by an insurer's A&E reserve level at any point in time. According to this simplistic appraisal of an insurer's A&E loss reserve level, Old Republic's average five year survival ratios stood at 6.2 years (gross) and 9.6 years (net of reinsurance) as of December 31, 2004 and 6.3 years (gross) and 9.8 years (net of reinsurance) as of December 31, 2003. Fluctuations in this ratio between years can be caused by the inconsistent pay out patterns associated with these types of claims. Incurred net losses for asbestosis and environmental claims have averaged 2.6 percent of General Insurance Group net incurred losses for the five years ended December 31, 2004.

Mortgage guaranty loss reserves are based on calculations that take into account the number of reported insured mortgage loan defaults as of each balance sheet date, as well as experience-based estimates of loan defaults that have occurred but have not as yet been reported. Further, the resulting loss reserve estimates take into account a large number of variables including trends in claim severity, potential salvage recoveries, expected cure rates for reported loan defaults at various stages of default, and judgments relative to future employment levels, housing market activity, and mortgage loan demand and extensions.

Title insurance and related escrow service loss and loss adjustment expense reserves are established to cover the estimated settlement costs of known as well as claims incurred but not reported, concurrently with the recognition of premium and escrow service revenues. Reserves for known claims are based on an assessment of the facts available to the Company during the settlement process. Reserves for claims incurred but not reported are established on the basis of past experience and evaluations of such variables as changes and trends in the types of policies issued, changes in real estate markets and interest rate environments, and changed levels of loan refinancings, all of which can have a bearing on the emergence, number, and ultimate cost of claims.

In addition to the above reserve elements, the Company establishes reserves for loss settlement costs that are not directly related to individual claims. Such reserves are based on prior years' cost experience and trends, and are intended to cover the unallocated costs of claim departments' administration of known and IBNR claims.

Substantially all of the Company's reserves for IBNR claims relate to its general insurance business. As of December 31, 2004 and 2003, the Company's general insurance segment carried reserves of $735.2 and $595.1, respectively, to cover claims incurred but not as yet reported as well as for the possible adverse development of known case reserves. As noted above, the aggregate of these provisions, known collectively as IBNR reserves, results from the application of many formulas and reserve-setting approaches that are sensitive to the wide variety of already enumerated factors. Should these reserves for IBNR claims be understated by 10 percent for a deficiency of $73.5, or 3.2 percent of the Company's net general insurance reserves as of year end 2004 and $59.5, or 2.9 percent as of the prior year end balance sheet date, the impact on the Company's income statement would be to reduce pretax income by such amounts. While Old Republic has not incurred such a deficiency level on total reserves posted as of the 10 most recent year ends, there can be no assurance that this favorable experience will continue in the future.

The percentage of net claims, benefits and related settlement expenses measured against premiums and related fee revenues of the Company's three major operating segments and its consolidated results were as follows:

	General	Mortgage	Title	Consolidated
Years Ended December 31:				
2000	77.9%	15.0%	3.6%	43.9%
2001	75.3	16.1	4.0	42.4
2002	72.6	14.1	5.0	40.2
2003	67.8	22.7	5.8	37.9
2004	66.1%	35.5%	5.8%	42.0%

The percentage of net claims, benefits and related settlement expenses measured against premiums by major insurance coverage in the General Insurance Group were as follows:

	Years Ended December 31,				
	2004	2003	2002	2001	2000
Type of Coverage:					
Commercial Automobile (Trucking)......	66.5%	70.4%	78.4%	82.5%	91.4%
Workers' Compensation......................	72.4	81.2	93.2	89.0	90.3
Financial Indemnity............................	47.6	51.0	41.1	39.0	33.6
Property..	56.2	59.1	51.5	59.5	54.1
General Liability	108.6	89.5	67.6	71.0	64.7
Other	59.3%	52.2%	66.9%	68.5%	58.4%

Average Mortgage Guaranty paid claims, and certain delinquency ratio data are shown below:

	Years Ended December 31, (1)				
	2004	2003	2002	2001	2000
Average Paid Claim Amount:					
Traditional Primary..........................	$ 23,920	$ 22,339	$ 20,693	$ 19,221	$ 21,551
Bulk (2)..	$ 19,885	$ 29,293	$ -	$ -	$ -

(1) Amounts are in whole dollars.

(2) Due to the relative immaturity of the bulk business, the above trend may prove to be highly volatile.

	2004	2003	2002	2001	2000
Delinquency Ratio:					
Traditional Primary..........................	4.11%	3.95%	3.43%	2.84%	2.50%
Bulk	4.59%	4.76%	3.28%	.33%	-%
Traditional Primary Delinquency Ratios for Top Ten States (3):					
Florida	3.2%	3.5%	3.6%	3.4%	3.4%
Texas	5.0	4.6	3.9	3.2	2.7
Georgia	5.6	4.9	3.9	2.9	2.9
Illinois	3.8	4.0	3.3	2.9	2.6
North Carolina................................	4.9	4.7	4.0	3.0	2.4
California..	2.1	2.8	2.9	3.1	2.9
Ohio	7.6	6.9	4.9	3.8	3.2
Pennsylvania..................................	4.4	3.8	3.3	2.5	2.3
Minnesota	3.5	2.5	2.1	1.9	1.1
Arizona...	2.8%	3.4%	3.3%	2.7%	1.8%

(3) As determined by risk in force as of December 31, 2004. These 10 states represent approximately 50% of risk in force as of that date.

The general insurance portion of the claims ratio has reflected a reasonably consistent downtrend since 1999. The reduction in this major cost factor reflects largely the aforementioned pricing and risk selection improvements that have been applied since 2001, together with elements of reduced loss severity and frequency. The mortgage guaranty claims ratio has trended higher since the second quarter of 2003. The lower 2002 mortgage guaranty claims ratio resulted from a decline in claim provisions driven principally by a drop in expected claim severity, while recent trends reflect increases in claim provisions principally due to such factors as higher loss payments and expectations of higher severity and frequency of claims. A small increase in 2001 was largely the result of a moderately higher loan default rate factor. The title insurance loss ratios have been in the low single digits in each of the past five years due to a continuation of favorable trends in claims frequency and severity for business underwritten since 1992 in particular. The moderate uptrend in title insurance loss ratios since 2002 stems from a rise in the net provision for ultimate claim costs from the historically low level achieved in 2001 and 2000. The consolidated benefits and claims ratio reflects the changing effects of period-to-period contributions of each segment to consolidated results, and this ratio's variances within each segment.

The ratio of consolidated underwriting, acquisition, and insurance expenses to net premiums and fees earned was 47.3% in 2004, 48.5% in 2003 and 47.9% in 2002. Variations in these consolidated ratios reflect a continually changing mix of coverages sold and attendant costs of producing business in the Company's three business segments. The following table sets forth the expense ratios registered by each major business segment for the periods shown:

	General	Mortgage	Title	Consolidated
Years Ended December 31:				
2000	28.1%	29.6%	92.4%	47.7%
2001	26.7	27.5	87.2	46.5
2002	25.8	32.3	85.6	47.9
2003	25.5	24.8	84.6	48.5
2004	24.6%	25.6%	90.5%	47.3%

Expense ratios for the Company as a whole have remained basically stable for the periods reported upon. To a significant degree, expense ratios for both the general and title insurance segments are mostly reflective of variable costs, such as commissions or similar charges, that rise or decline along with corresponding changes in premium and fee income, as well as changes in general operating expenses which can contract or expand in differing proportions due to varying levels of operating efficiencies and expense management opportunities. The slight downtrend in the General Insurance Group's expense ratio reflects the benefits of firm general expense management in the face of a greater revenue base. The mortgage guaranty segment's expense ratio decreased in 2003 and 2001 due to greater efficiencies gained in the distribution and servicing of its products; the increase in this ratio for 2002 was due to the posting of special operating charges aggregating $20.5. These charges stemmed from the cessation of the development and marketing of a loan portfolio evaluation service aimed at existing and potential mortgage guaranty insurance customers, and a reassessment of certain class action litigation exposures. The 2003 ratio also benefited from the resolution of the aforementioned class action litigation at a cost approximately $5.0 less than the related reserves recorded in 2002. The increase in 2004 resulted from higher stock option compensation expenses offset by recovery of certain prior years' litigation costs. Increased title sales volume in 2003 and 2002 led to a lower expense ratio for those years. Consumer and regulatory litigation costs affecting Old Republic's California title insurance subsidiary was responsible for expenses of $25.3, $2.4 and $3.4 charged to 2004, 2003,and 2002 operations, respectively.

The composite ratios of the above net claims, benefits and underwriting expenses that reflect the sum total of all the factors enumerated above have been as follows:

	General	Mortgage	Title	Consolidated
Years Ended December 31:				
2000	106.0%	44.6%	96.0%	91.6%
2001	102.0	43.6	91.2	88.9
2002	98.4	46.4	90.6	88.1
2003	93.3	47.5	90.4	86.4
2004	90.7%	61.1%	96.3%	89.3%

The effective consolidated income tax rates were 33.2% in 2004, 32.4% in 2003, and 29.9% in 2002. The effective tax rate was reduced and net earnings were enhanced by tax and related interest recoveries of $10.9, or 6 cents per share in 2002 due to the favorable resolution of tax issues dating back to the Company's 1987 tax return. Otherwise, the rates for each year reflect primarily the varying proportions of pretax operating income derived from partially tax-sheltered investment income (principally state and municipal tax-exempt interest) on the one hand, and the combination of fully taxable investment income, realized investment gains or losses, and underwriting and service income, on the other hand.

OTHER INFORMATION

Reference is here made to "Information About Segments of Business" appearing elsewhere herein.

Historical data pertaining to the operating performance, liquidity, and other financial indicators applicable to an insurance enterprise such as Old Republic are not necessarily indicative of results to be achieved in succeeding years. In addition to the factors cited below, the long-term nature of the insurance business, seasonal and annual patterns in premium production and incidence of claims, changes in yields obtained on invested assets, changes in government policies and free markets affecting inflation rates and general economic conditions, and changes in legal precedents or the application of law affecting the settlement of disputed claims can have a bearing on period-to-period comparisons and future operating results.

Some of the statements made in this report, as well as oral statements or commentaries made by the Company's management in conference calls following earnings releases, can constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements, commentaries, or inferences, of necessity, involve assumptions, uncertainties, and risks that may affect the Company's future performance. With regard to Old Republic's General insurance segment, its results can be affected in particular by the level of market competition, which is typically a function of available capital and expected returns on such capital among competitors, the levels of interest and inflation rates, and periodic changes in claim frequency and severity patterns caused by natural disasters, weather conditions, accidents, illnesses, work-related injuries, and unanticipated external events. Mortgage Guaranty and Title insurance results can be impacted by similar factors and, most particularly, by changes in national and regional housing demand and values, the availability and cost of mortgage loans, employment trends, and default rates on mortgage loans. Additionally, mortgage guaranty results, may also be impacted by various risk-sharing arrangements with business producers as well as the risk management and pricing policies of government sponsored enterprises. Life and health insurance earnings can be affected by the levels of employment and consumer spending, variations in mortality and health trends, and changes in policy lapsation rates. At the parent company level, operating earnings or losses are generally reflective of the amount of debt outstanding and its cost, interest income on temporary holdings of short-term investments, and period-to-period variations in the costs of administering the Company's widespread operations.

Any forward-looking statements or commentaries speak only as of their dates. Old Republic undertakes no obligation to publicly update or revise all such comments, whether as a result of new information, future events or otherwise, and accordingly they may not be unduly relied upon.

Old Republic International Corporation and Subsidiaries

Consolidated Balance Sheets (All amounts, except common share data, are expressed in millions)

	December 31, 2004	December 31, 2003
Assets		
Investments:		
Available for sale:		
Fixed maturity securities (at fair value) (cost: $6,273.2 and $5,463.9)	$ 6,455.9	$ 5,741.1
Equity securities (at fair value) (cost: $396.8 and $439.2)	459.0	513.5
Short-term investments (at fair value which approximates cost)	388.6	403.9
Miscellaneous investments	54.4	53.2
Total	7,358.1	6,711.8
Other investments	13.4	8.5
Total investments	7,371.6	6,720.4
Other Assets:		
Cash	60.5	47.2
Securities and indebtedness of related parties	60.2	54.9
Accrued investment income	87.3	81.5
Accounts and notes receivable	543.9	509.5
Federal income tax recoverable: Current	-	15.9
Reinsurance balances and funds held	92.5	69.9
Reinsurance recoverable: Paid losses	53.3	55.9
Policy and claim reserves	1,793.2	1,667.8
Deferred policy acquisition costs	232.3	221.9
Sundry assets	275.6	267.0
	3,199.2	2,991.8
Total Assets	$ 10,570.8	$ 9,712.3
Liabilities, Preferred Stock, and Common Shareholders' Equity		
Liabilities:		
Losses, claims and settlement expenses	$ 4,403.5	$ 4,022.7
Unearned premiums	903.1	814.8
Other policyholders' benefits and funds	175.9	172.3
Total policy liabilities and accruals	5,482.6	5,009.8
Commissions, expenses, fees and taxes	235.9	206.1
Reinsurance balances and funds	157.8	147.8
Federal income tax payable: Current	8.4	-
Deferred	554.5	556.8
Debt	143.0	137.7
Sundry liabilities	122.7	100.2
Commitments and contingent liabilities	-	-
Total Liabilities	6,705.1	6,158.6
Preferred Stock:		
Convertible preferred stock (1)	-	-
Common Shareholders' Equity:		
Common stock(1)	185.4	184.4
Additional paid-in capital	270.4	245.5
Retained earnings	3,240.1	2,896.8
Accumulated other comprehensive income	179.5	236.8
Treasury stock (at cost) (1)	(10.0)	(10.0)
Total Common Shareholders' Equity	3,865.6	3,553.6
Total Liabilities, Preferred Stock and Common Shareholders' Equity	$ 10,570.8	$ 9,712.3

(1) At December 31, 2004 and 2003, there were 75,000,000 shares of $0.01 par value preferred stock authorized, of which no shares were outstanding. As of the same dates, there were 500,000,000 shares of common stock, $1.00 par value, authorized, of which 185,429,127 in 2004 and 184,471,698 in 2003 were issued and outstanding. At December 31, 2004 and 2003, there were 100,000,000 shares of Class B Common Stock, $1.00 par value, authorized, of which no shares were issued. Common shares classified as treasury stock were 2,865,582 and 2,865,542 as of December 31, 2004 and 2003, respectively.

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries

Consolidated Statements of Income (All amounts, except common share data, are expressed in millions)

	Years Ended December 31,		
	2004	2003	2002
Revenues:			
Net premiums earned	**$ 2,804.8**	$ 2,582.1	$ 2,135.4
Title, escrow, and other fees	**311.2**	353.9	288.5
Total premiums and fees	**3,116.1**	2,936.0	2,423.9
Net investment income	**290.8**	279.2	272.6
Other income	**36.7**	51.2	45.8
Total operating revenues	**3,443.7**	3,266.5	2,742.4
Realized investment gains	**47.9**	19.3	13.9
Total revenues	**3,491.6**	3,285.8	2,756.4
Benefits, Claims and Expenses:			
Benefits, claims, and settlement expenses	**1,305.6**	1,097.6	975.3
Dividends to policyholders	**2.2**	15.1	(.4)
Underwriting, acquisition, and other expenses	**1,523.8**	1,484.9	1,212.0
Interest and other charges	**8.9**	8.2	8.8
Total expenses	**2,840.7**	2,606.0	2,195.7
Income before income taxes	**650.9**	679.7	560.7
Income Taxes: Currently payable	**183.4**	168.0	109.1
Deferred	**32.5**	51.9	58.5
Total	**215.9**	219.9	167.7
Net Income	**$ 435.0**	$ 459.8	$ 392.9
Net Income Per Share:			
Basic:	**$ 2.38**	$ 2.53	$ 2.17
Diluted:	**$ 2.36**	$ 2.51	$ 2.16
Average shares outstanding: Basic	**182,541,822**	181,549,485	180,863,325
Diluted	**184,607,632**	183,302,935	182,323,316
Dividends Per Common Share:			
Cash: Regular	**$ .503**	$ .446	$ .420
Special	**-**	.667	-
Total	**$ .503**	$ 1.113	$ .420
Stock	**-%**	50%	-%

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
(All amounts, except common share data, are expressed in millions)

	Years Ended December 31,		
	2004	2003	2002
Net income as reported	**$ 435.0**	$ 459.8	$ 392.9
Other comprehensive income (loss):			
Foreign currency translation adjustment	7.3	13.9	.6
Unrealized gains (losses) on securities:			
Unrealized gains (losses) arising during period	(49.9)	191.2	43.6
Less: elimination of pretax realized gains included in income as reported	47.9	19.3	13.9
Pretax unrealized gains (losses) on securities carried at market value	(97.8)	171.9	29.6
Deferred income taxes (credits)	(34.2)	60.1	10.3
Net unrealized gains (losses) on securities	(63.5)	111.7	19.2
Minimum Pension Liability:			
Minimum pension liability	(1.5)	-	-
Deferred income tax credits	(.5)	-	-
Minimum pension liability, net of tax credits	(.9)	-	-
Net adjustments	(57.2)	125.7	19.9
Comprehensive income	**$ 377.7**	$ 585.5	$ 412.9

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries

Consolidated Statements of Preferred Stock and Common Shareholders' Equity (All amounts, except common share data, are expressed in millions)

	Years Ended December 31,		
	2004	2003	2002
Convertible Preferred Stock:			
Balance, beginning of year	$ -	$ -	$ .3
Converted into common stock	-	-	(.2)
Balance, end of year	$ -	$ -	$ -
Common Stock:			
Balance, beginning of year	$ 184.4	$ 123.7	$ 122.1
Stock dividend	-	61.4	-
Dividend reinvestment plan	-	-	-
Exercise of stock options	.9	.4	1.3
Conversion of convertible preferred stock	-	-	-
Acquisition of subsidiary	-	-	.1
Treasury stock restored to unissued status	-	(1.2)	-
Balance, end of year	$ 185.4	$ 184.4	$ 123.7
Additional Paid-in Capital:			
Balance, beginning of year	$ 245.5	$ 253.1	$ 219.8
Dividend reinvestment plan	.8	1.5	.6
Exercise of stock options	15.3	9.9	27.9
Stock option compensation	8.7	2.2	-
Conversion of convertible preferred stock	-	-	.2
Acquisition of subsidiary	-	-	4.4
Treasury stock restored to unissued status	-	(21.4)	-
Balance, end of year	$ 270.4	$ 245.5	$ 253.1
Retained Earnings:			
Balance, beginning of year	$ 2,896.8	$ 2,700.5	$ 2,383.2
Net income	435.0	459.8	392.9
Dividends on common stock: cash	(91.6)	(201.9)	(75.7)
stock	-	(61.4)	-
Cash dividends on preferred stock	-	-	-
Balance, end of year	$ 3,240.1	$ 2,896.8	$ 2,700.5
Accumulated Other Comprehensive Income:			
Balance, beginning of year	$ 236.8	$ 111.0	$ 91.1
Foreign currency translation adjustments	7.3	13.9	.6
Net unrealized gains (losses) on securities	(63.5)	111.7	19.2
Minimum pension liability, net of tax credits	(.9)	-	-
Balance, end of year	$ 179.5	$ 236.8	$ 111.0
Treasury Stock:			
Balance, beginning of year	$ (10.0)	$ (32.6)	$ (32.6)
Acquired during the year	-	-	-
Restored to unissued status	-	22.6	-
Balance, end of year	$ (10.0)	$ (10.0)	$ (32.6)

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(All amounts, except common share data, are expressed in millions)

	Years Ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 435.0	$ 459.8	$ 392.9
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred policy acquisition costs	(9.4)	(21.6)	(18.6)
Premiums and other receivables	(33.4)	(34.6)	(54.4)
Unpaid claims and related items	262.8	192.1	128.6
Other policyholders' benefits and funds	82.8	92.9	94.7
Income taxes	56.5	36.4	50.0
Reinsurance balances and funds	(10.5)	(24.9)	10.7
Realized investment gains	(47.9)	(19.3)	(13.9)
Accounts payable, accrued expenses and other	92.5	39.5	48.1
Total	828.3	720.2	638.2
Cash flows from investing activities:			
Fixed maturity securities:			
Available for sale:			
Maturities and early calls	625.8	704.3	258.9
Sales	149.6	302.0	198.7
Held to maturity:			
Maturities and early calls	-	-	329.3
Sales	-	-	1.0
Sales of equity securities	334.0	211.0	125.5
Sales of other investments	12.7	7.6	2.3
Sales of fixed assets for company use	.9	1.0	1.3
Cash and short-term investments of subsidiary acquired	2.5	-	1.7
Purchases of fixed maturity securities:			
Available for sale	(1,604.1)	(1,428.9)	(915.6)
Held to maturity	-	-	(279.1)
Purchases of equity securities	(250.3)	(119.0)	(305.7)
Purchases of other investments	(1.9)	(4.0)	(2.6)
Purchases of fixed assets for company use	(20.1)	(22.1)	(16.3)
Other-net	1.1	1.3	(3.5)
Total	(749.6)	(346.5)	(604.1)
Cash flows from financing activities:			
Issuance of preferred and common shares	14.6	9.7	22.0
Repayments of term loans	-	(1.0)	(15.0)
Redemption of debentures and notes	(.6)	(2.8)	(2.8)
Dividends on common shares	(91.6)	(201.9)	(75.7)
Other-net	(2.8)	(17.5)	(7.9)
Total	(80.5)	(213.6)	(79.5)
Increase (decrease) in cash and short-term investments	(1.9)	160.0	(45.5)
Cash and short-term investments, beginning of year	451.2	291.1	336.6
Cash and short-term investments, end of year	$ 449.2	$ 451.2	$ 291.1
Supplemental cash flow information:			
Cash paid during the year for: Interest	$ 8.7	$ 8.7	$ 9.2
Income Taxes	$ 156.5	$ 180.6	$ 109.4

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(All amounts, except common share data, are expressed in millions)

Old Republic International Corporation is a Chicago-based insurance holding company with subsidiaries engaged mainly in the general (property and liability), mortgage guaranty and title insurance businesses. In this report, "Old Republic", "the Corporation", or "the Company" refers to Old Republic International Corporation and its subsidiaries as the context requires. The aforementioned insurance segments are organized as the Old Republic General Insurance, Mortgage Guaranty and Title Insurance Groups, and references herein to such groups apply to the Company's subsidiaries engaged in the respective segments of business. Note 6 shows summary results for the Company's business segments.

Note 1-Summary of Significant Accounting Policies-The significant accounting policies employed by Old Republic International Corporation and its subsidiaries are set forth in the following summary.

(a) Consolidation Practices-The consolidated financial statements include the accounts of the Corporation and those of its major insurance underwriting and service subsidiaries. Non-consolidated insurance marketing and service subsidiaries are insignificant and are reflected on the equity basis of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Accounting Principles-The Corporation's insurance underwriting subsidiaries maintain their records in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities. In consolidating such subsidiaries, adjustments have been made to conform their accounts with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Investments-The Company may classify its invested assets in terms of those assets relative to which it either (1) has the positive intent and ability to hold until maturity, (2) has available for sale or (3) has the intention of trading. As of December 31, 2004, the Company's invested assets were classified as "available for sale."

Effective January 1, 2003, the Company elected to reclassify its fixed maturity securities categorized as held to maturity to the available for sale classification. The securities involved are primarily utility and tax-exempt bonds that accounted for approximately 34 percent of Old Republic's investment portfolio. The decision was prompted by restrictive accounting rules affecting held to maturity investment securities. The necessarily mechanical application of these rules can inhibit the Corporation's ability to optimally manage its investments from a practical business point of view. As of January 1, 2003, the net impact of this reclassification on the Corporation's balance sheet was to increase the carrying value of invested assets by $117.5, deferred tax liabilities by $41.1, and shareholders' equity by $76.4, or book value per share by approximately 42 cents. This change has no income statement impact, no effect on Old Republic's ability to hold individual securities to maturity as it may deem appropriate, and does not affect the Company's necessary long-term orientation in the management of its business. Going forward, Old Republic's shareholders' equity account could reflect somewhat greater period-to-period volatility as the entire bond, note and stock investment portfolio will now be marked to market on a quarterly basis. Nevertheless, the Company believes that its ability to hold securities until they mature or until such other time when they can be sold opportunistically are much more significant and meaningful factors than the balance sheet or income statement effect of changes in market values at any point in time.

Fixed maturity securities classified as "available for sale" and other preferred and common stocks (equity securities) are included at fair value with changes in such values, net of deferred income taxes, reflected directly in shareholders' equity. Fair values for fixed maturity securities and equity securities are based on quoted market prices or estimates using values obtained from independent pricing services as applicable.

The Company reviews the status and market value changes of each of its investments on at least a quarterly basis during the year, and estimates of other than temporary impairments in the portfolio's value are evaluated and established at each quarterly balance sheet date. In reviewing investments for other than temporary impairment, the Company, in addition to a security's market price history, considers the totality of such factors as the issuer's operating results, financial condition and liquidity, its ability to access capital markets, credit rating trends, most current audit opinion, industry and securities markets conditions, and analyst expectations to reach its conclusions. Sudden market value declines caused by such adverse developments as newly emerged or imminent bankruptcy filings, issuer default on significant obligations, or reports of financial accounting developments that bring into question the validity of previously reported earnings or financial condition, are recognized as realized losses as soon as credible publicly available information emerges to confirm such developments. Accordingly, the recognition of losses from other-than-temporary value impairments is subject to a great deal of judgment as well as turns of events over which the Company can exercise little or no control. In the event the Company's estimate of other than temporary impairments is insufficient at any point in time, future periods' net income would be adversely affected by the recognition of additional realized or impairment losses, but its financial position would not necessarily be affected adversely inasmuch as such losses, or a portion of them, could have been recognized previously as unrealized losses. The Company recognized other than temporary impairments of investments in the amounts of $5.2, $16.4, and $19.0 for the years ended December 31, 2004, 2003 and 2002, respectively.

The amortized cost and estimated fair values of fixed maturity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Fixed Maturity Securities:				
December 31, 2004:				
Available for sale:				
U.S. & Canadian Governments	$ 1,107.7	$ 28.3	$ .8	$ 1,135.3
Tax-exempt	1,538.6	38.4	2.9	1,574.0
Utilities	850.2	29.0	2.7	876.4
Corporate	2,776.6	98.7	5.2	2,870.0
	$ 6,273.2	$ 194.5	$ 11.8	$ 6,455.9
December 31, 2003:				
Available for sale:				
U.S. & Canadian Governments	$ 956.3	$ 37.2	$ .1	$ 993.4
Tax-exempt	1,215.1	62.6	.5	1,277.2
Utilities	791.4	39.5	2.3	828.5
Corporate	2,501.0	145.6	4.8	2,641.8
	$ 5,463.9	$ 285.0	$ 7.8	$ 5,741.1

The amortized cost and estimated fair value at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Fixed Maturity Securities:		
Available for Sale:		
Due in one year or less	$ 782.3	$ 790.0
Due after one year through five years	2,692.8	2,800.5
Due after five years through ten years	2,731.0	2,787.5
Due after ten years	66.9	77.7
	$ 6,273.2	$ 6,455.9

Bonds and other investments carried at $166.5 as of December 31, 2004 were on deposit with governmental authorities by the Corporation's insurance subsidiaries to comply with insurance laws.

A summary of the Company's equity securities follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2004:				
Equity securities	$ 396.8	$ 68.6	$ 6.4	$ 459.0
December 31, 2003:				
Equity securities	$ 439.2	$ 98.2	$ 23.9	$ 513.5

Investment income is reported net of allocated expenses and includes appropriate adjustments for amortization of premium and accretion of discount on fixed maturity securities acquired at other than par value. Dividends on equity securities are credited to income on the ex-dividend date. Realized investment gains and losses, which are comprised of sales of securities and provisions or write-downs of securities, are reflected as revenues in the income statement and are determined on the basis of amortized value at date of sale for fixed maturity securities, and cost in regard to equity securities; such bases apply to the specific securities sold. Unrealized investment gains and losses, net of any deferred income taxes, are recorded directly as a component of accumulated other comprehensive income in shareholders' equity.

The following table reflects the Company's gross unrealized losses and fair value, aggregated by category and length of time that individual securities have been in an unrealized loss position employing closing market price comparisons with an issuer's original cost at December 31, 2004 and 2003:

	12 Months or Less		Greater than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2004:						
Fixed Maturity Securities:						
U.S & Canadian Governments	$ 209.7	$ .8	$ -	$ -	$ 209.7	$ .8
Tax-exempt	307.7	2.4	33.1	.5	340.8	2.9
Corporates	634.4	6.0	73.6	2.0	708.0	8.0
	1,151.9	9.2	106.7	2.5	1,258.6	11.8
Equity Securities	44.0	6.3	.7	.1	44.7	6.4
Total	$ 1,195.9	$ 15.6	$ 107.4	$ 2.6	$ 1,303.4	$ 18.2
December 31, 2003:						
Fixed Maturity Securities:						
U.S & Canadian Governments	$ 14.9	$ .1	$ -	$ -	$ 14.9	$ .1
Tax-exempt	48.9	.5	-	-	48.9	.5
Corporates	416.3	6.9	2.8	.2	419.1	7.2
	480.2	7.6	2.8	.2	483.0	7.8
Equity Securities	36.5	2.2	100.5	21.6	137.1	23.9
Total	$ 516.7	$ 9.9	$ 103.4	$ 21.9	$ 620.1	$ 31.8

At December 31, 2004, the Corporation and its subsidiaries had no non-income producing fixed maturity securities except for U.S. Treasury Tax and Loss Bonds in the amount of $499.3 required to be held by its mortgage insurance subsidiaries for the payment of deferred income taxes.

The following table reflects the composition of net investment income, net realized gains or losses, and the net change in unrealized investment gains or losses for each of the years shown:

	Years Ended December 31,		
	2004	2003	2002
Investment income from:			
Fixed maturity securities	$ 267.2	$ 256.4	$ 253.1
Equity securities	14.3	14.6	12.4
Short-term investments	5.7	4.5	6.0
Other sources	6.8	6.8	5.2
Gross investment income	294.1	282.5	276.9
Investment expenses (1)	3.2	3.2	4.2
Net investment income	$ 290.8	$ 279.2	$ 272.6
Realized gains (losses) on:			
Fixed maturity securities:			
Held to maturity	$ -	$ -	$ (2.4)
Available for sale:			
Gains	5.2	9.0	4.0
Losses	(.5)	(4.4)	(2.7)
Net	4.6	4.6	1.3
Total	4.6	4.6	(1.1)
Equity securities & other long-term investments	43.2	14.6	15.0
Total	47.9	19.3	13.9
Income taxes	17.0	6.7	4.8
Net realized gains	$ 30.9	$ 12.5	$ 9.0

(Table continued on next page)

	Years Ended December 31,		
	2004	2003	2002
Changes in unrealized investment gains (losses) on:			
Fixed maturity securities:			
Held to maturity (2)	$ -	$ (117.5)	$ 55.7
Available for sale	$ (94.3)	$ 94.0	$ 109.1
Less: Deferred income taxes (credits)	(33.0)	32.9	38.1
Net changes in unrealized investment gains (losses)	$ (61.3)	$ 61.1	$ 71.0
Equity securities & other long-term investments	$ (3.5)	$ 77.8	$ (79.4)
Less: Deferred income taxes (credits)	(1.2)	27.2	(27.7)
Net changes in unrealized investment gains (losses)	$ (2.2)	$ 50.6	$ (51.7)

(1) Investment expenses consist of personnel costs and investment management and custody service fees, as well as interest incurred on funds held of $.3, $.1 and $.3 for the years ended December 31, 2004, 2003 and 2002, respectively.

(2) Deferred income taxes do not apply since these securities are carried at amortized cost. During the first quarter of 2003, the Company reclassified its fixed maturity securities categorized as held to maturity to the available for sale classification, which resulted in recognizing $117.5 of unrealized investment gains imbedded in such securities at December 31, 2002.

(d) Revenue Recognition -Pursuant to GAAP applicable to the insurance industry, revenues are associated with the related benefits, claims, and expenses.

Substantially all general insurance premiums are reflected in income on a pro-rata basis. Earned but unbilled premiums are generally taken into income on the billing date, while adjustments for retrospective premiums, commissions and similar charges or credits are accrued on the basis of periodic evaluations of current underwriting experience and contractual obligations. Nearly all of the Company's mortgage guaranty premiums stem from monthly installment policies. Accordingly, such premiums are written and earned in the month coverage is effective. With respect to annual or single premium policies, earned premiums are recognized on a pro-rata basis over the terms of the policies. Title premium and fee revenues stemming from the Company's direct operations (which includes branch offices of its title insurer and wholly owned subsidiaries of the Company) represent approximately 38 percent of such consolidated title business revenues. Such premiums are generally recognized as income at the escrow closing date which approximates the policy effective date. Fee income related to escrow and other closing services is recognized when the related services have been performed and completed. The remaining 62 percent of consolidated title premium and fee revenues is produced by independent title agents and underwritten title companies. Rather than making estimates that could be subject to significant variance from actual premium and fee production, the Company recognizes revenues from those sources upon receipt. Such receipts can reflect a three to four month lag relative to the effective date of the underlying title policy, and are offset concurrently by production expenses and claim reserve provisions.

(e) Deferred Policy Acquisition Costs-The Corporation's insurance subsidiaries, other than title companies, defer certain costs which vary with and are primarily related to the production of business. Deferred costs consist principally of commissions, premium taxes, marketing, and policy issuance expenses. With respect to most coverages, deferred acquisition costs are amortized on the same basis as the related premiums are earned or, alternatively, over the periods during which premiums will be paid. To the extent that future policy revenues on existing policies are not adequate to cover related costs and expenses, deferred policy acquisition costs are charged to earnings. As discussed elsewhere in this document, a write down of previously deferred acquisition costs applicable to a discontinued life product amounted to $10.5 during the fourth quarter of 2004.

The following table summarizes deferred policy acquisition costs and related data for the years shown:

	Years Ended December 31,		
	2004	2003	2002
Deferred, beginning of year	$ 221.9	$ 197.8	$ 179.8
Acquisition costs deferred:			
Commissions – net of reinsurance	209.4	178.6	159.3
Premium taxes	69.9	58.2	45.5
Salaries and other marketing expenses	91.5	102.5	92.1
Sub-total	370.9	339.3	297.0
Amortization charged to income	(360.5)	(315.2)	(279.1)
Change for the year	10.4	24.0	17.9
Deferred, end of year	$ 232.3	$ 221.9	$ 197.8

(f) Unearned Premiums-General insurance unearned premium reserves are generally calculated by application of pro-rata factors to premiums in force. Mortgage guaranty unearned premium reserves are calculated on a pro-rata basis. At December 31, 2004 and 2003, unearned premiums consisted of the following:

	December 31,	
	2004	2003
General Insurance Group	$ 860.2	$ 766.8
Mortgage Guaranty Group	42.9	47.9
Total	$ 903.1	$ 814.8

(g) Losses, Claims and Settlement Expenses-The establishment of claim reserves by the Company's insurance subsidiaries is a reasonably complex and dynamic process influenced by a large variety of factors. These factors include past experience applicable to the anticipated costs of various types of claims, continually evolving and changing legal theories emanating from the judicial system, recurring accounting, statistical, and actuarial studies, the professional experience and expertise of the Company's claim departments' personnel or attorneys and independent adjusters retained to handle individual claims, the effect of inflationary trends on future claim settlement costs, and ongoing changes in claim frequency or severity patterns such as those caused by natural disasters, illnesses, accidents, work-related injuries, or changes in economic conditions. Consequently, the reserve-setting process relies on the judgments and opinions of a large number of persons, on the application and interpretation of historical precedent and trends, and on expectations as to future developments. At any point in time, the Company and the insurance industry are exposed to possibly higher than anticipated claim costs due to the aforementioned factors, and to the evolution, interpretation, and expansion of tort law, as well as the effects of unexpected jury verdicts.

All reserves are necessarily based on estimates which are periodically reviewed and evaluated in the light of emerging claim experience and changing circumstances. The resulting changes in estimates are recorded in operations of the periods during which they are made. Return and additional premiums and policyholders' dividends, all of which tend to be affected by development of claims in future years, may offset, in whole or in part, developed claim redundancies or deficiencies for certain coverages such as workers' compensation, portions of which are written under loss sensitive programs that provide for such adjustments. The Company believes that its overall reserving practices have been consistently applied over many years, and that its aggregate net reserves have produced reasonable estimates of the ultimate net costs of claims incurred. However, no representation is made that ultimate net claim and related costs will not be greater or lower than previously established reserves.

General Insurance Group reserves are established to provide for the ultimate expected cost of settling unpaid losses and claims reported at each balance sheet date. Such reserves are based on continually evolving assessments of the facts available to the Company during the settlement process which may stretch over long periods of time. Long-term disability-type workers' compensation reserves are discounted to present value based on interest rates ranging from 3.5% to 4.0%. Losses and claims incurred but not reported, as well as expenses required to settle losses and claims are established on the basis of a large number of formulas that take into account various criteria, including historical cost experience and anticipated costs of servicing reinsured and other risks. Estimates of possible recoveries from salvage or subrogation opportunities are considered in the establishment of such reserves as applicable. As part of overall claim and claim expense reserves, the point estimates incorporate amounts to cover net estimates of unusual claims such as those emanating from asbestosis and environmental ("A&E") exposures as discussed below. Such reserves can affect claim costs and related loss ratios for such insurance coverages as general liability, commercial automobile (truck), workers' compensation and property.

Early in 2001, the Federal Department of Labor revised the Federal Black Lung Program regulations. The revisions basically require a re-evaluation of previously settled, denied, or new occupational disease claims in the context of newly devised, more lenient standards when such claims are resubmitted. Following a number of challenges and appeals by the insurance and coal mining industries, the revised regulations were, for the most part, upheld in June,

2002 and are to be applied prospectively. Since the final quarter of 2001 black lung claims filed or refiled pursuant to these anticipated and now final regulations have increased, though the volume of new claim reports has abated in 2003 and 2004. The vast majority of claims filed to date against Old Republic pertain to business underwritten through loss sensitive programs that permit the charge of additional or refund of return premiums to wholly or partially offset changes in estimated claim costs, or to business underwritten as a service carrier on behalf of various industry-wide involuntary market (i.e. assigned risk) pools. A much smaller portion pertains to business produced on a traditional risk transfer basis. The Company has established applicable reserves for claims as they have been reported and for claims not as yet reported on the basis of its historical experience as well as assumptions relative to the effect of the revised regulations. Inasmuch as a variety of challenges are likely as the revised regulations are implemented through the actual claim settlement process, the potential impact on reserves, gross and net of reinsurance or retrospective premium adjustments, resulting from such regulations cannot as yet be estimated with reasonable certainty.

Old Republic's reserve estimates also include provisions for indemnity and settlement costs for various asbestosis and environmental impairment ("A&E") claims that have been filed in the normal course of business against a number of its insurance subsidiaries. Many such claims relate to policies issued prior to 1985, including many issued during a short period between 1981 and 1982 pursuant to an agency agreement canceled in 1982. Over the years, the Corporation's property and liability insurance subsidiaries have typically issued general liability insurance policies with face amounts ranging between $1.0 and $2.0 and rarely exceeding $10.0. Such policies have, in turn, been subject to reinsurance cessions which have typically reduced the Corporation's retentions to $.5 or less as to each claim.

Old Republic's exposure to A&E claims cannot be calculated by conventional insurance reserving methods for a variety of reasons, including: a) the absence of statistically valid data inasmuch as such claims typically involve long reporting delays and very often uncertainty as to the number and identity of insureds against whom such claims have arisen or will arise; and b) the litigation history of such or similar claims for insurance industry members has produced court decisions that have been inconsistent with regard to such questions as when an alleged loss occurred, which policies provide coverage, how a loss is to be allocated among potentially responsible insureds and/or their insurance carriers, how policy coverage exclusions are to be interpreted, what types of environmental impairment or toxic tort claims are covered, when the insurer's duty to defend is triggered, how policy limits are to be calculated, and whether clean-up costs constitute property damage. In recent times, the Executive Branch and/or the Congress of the United States have proposed or considered changes in the legislation and rules affecting the determination of liability for environmental and asbestosis claims. As of December 31, 2004, however, there is no solid evidence to suggest that possible future changes might mitigate or reduce some or all of these claim exposures. Because of the above issues and uncertainties, estimation of reserves for losses and allocated loss adjustment expenses for A&E claims in particular is much more difficult or impossible to quantify with a high degree of precision. Accordingly, no representation can be made that the Corporation's reserves for such claims and related costs will not prove to be overstated or understated in the future. At December 31, 2004 and 2003, Old Republic's aggregate indemnity and loss adjustment expense reserves specifically identified with A&E exposures amounted to approximately $118.9 and $91.0 gross, respectively, and $97.1 and $56.6 net of reinsurance, respectively. Old Republic's average five year survival ratios stood at 6.2 years (gross) and 9.6 years (net of reinsurance) as of December 31, 2004 and 6.3 years (gross) and 9.8 years (net of reinsurance) as of December 31, 2003. Fluctuations in this ratio between years can be caused by the inconsistent pay out patterns associated with these types of claims.

Mortgage guaranty loss reserves are based on calculations that take into account the number of reported insured mortgage loan defaults as of each balance sheet date, as well as experience-based estimates of loan defaults that have occurred but have not as yet been reported. Further, the resulting loss reserve estimates take into account a large number of variables including trends in claim severity, potential salvage recoveries, expected cure rates for reported loan defaults at various stages of default, and judgments relative to future employment levels, housing market activity, and mortgage loan demand and extensions.

Title insurance and related escrow service loss and loss adjustment expense reserves are established to cover the estimated settlement costs of known as well as claims incurred but not reported, concurrently with the recognition of premium and escrow service revenues. Reserves for known claims are based on an assessment of the facts available to the Company during the settlement process. Reserves for claims incurred but not reported are established on the basis of past experience and evaluations of such variables as changes and trends in the types of policies issued, changes in real estate markets and interest rate environments, and changed levels of loan refinancings, all of which can have a bearing on the emergence, number, and ultimate cost of claims.

In addition to the above reserve elements, the Company establishes reserves for loss settlement costs that are not directly related to individual claims. Such reserves are based on prior years' cost experience and trends, and are intended to cover the unallocated costs of claim departments' administration of known and IBNR claims.

The following table shows an analysis of changes in aggregate reserves for the Company's losses, claims and settlement expenses for each of the years shown:

	Years Ended December 31,		
	2004	2003	2002
Gross reserves at beginning of year	$ 4,022.7	$ 3,676.8	$ 3,451.0
Less: reinsurance losses recoverable	1,522.5	1,370.7	1,273.3
Net reserves at beginning of year	2,500.1	2,306.0	2,177.6
Incurred claims and claim adjustment expenses:			
Provisions for insured events of the current year	1,348.7	1,159.2	1,049.4
Change in provision for insured events of prior years	(43.1)	(60.8)	(76.5)
Total incurred claims and claim adjustment expenses	1,305.7	1,098.4	972.9
Payments:			
Claims and claim adjustment expenses attributable to insured events of the current year	403.6	337.4	312.9
Claims and claim adjustment expenses attributable to insured events of prior years	638.2	566.9	531.5
Total payments	1,041.9	904.3	844.5
Amount of reserves for unpaid claims and claim adjustment expenses at the end of each year, net of reinsurance Losses recoverable	2,763.8	2,500.1	2,306.0
Reinsurance losses recoverable	1,639.6	1,522.5	1,370.7
Gross reserves at end of year	$ 4,403.5	$ 4,022.7	$ 3,676.8

For the three most recent calendar years, the above table indicates that the one-year development of consolidated reserves at the beginning of each year produced average favorable annual developments of about 2.6%. The Company believes that the factors most responsible, in varying and continually changing degrees, for such redundancies or deficiencies included differences in originally estimated salvage and subrogation recoveries, in sales and prices of homes that can reduce claim costs upon the sale of foreclosed properties, in levels of loan refinancing activity that can reduce the period of time over which a policy remains at risk, in lower than expected frequencies of claims incurred but not reported, in the effect of reserve discounts applicable to workers' compensation claims, in higher than expected severity of litigated claims in particular, in governmental or judicially imposed retroactive conditions in the settlement of claims such as noted above in regard to black lung disease claims, in greater than anticipated inflation rates applicable to repairs and the medical portion of claims in particular, and in higher than expected claims incurred but not reported due to the slower and highly volatile emergence patterns applicable to certain types of claims such as those stemming from litigated, assumed reinsurance, or the A&E types of claims noted above.

(h) Income Taxes-The Corporation and most of its subsidiaries file a consolidated tax return and provide for income taxes payable currently. Deferred income taxes included in the accompanying consolidated financial statements will not necessarily become payable/recoverable in the future. The Company uses the asset and liability method of calculating deferred income taxes. This method calls for the establishment of a deferred tax, calculated at currently enacted tax rates that are applied to the cumulative temporary differences between financial statement and tax bases of assets and liabilities.

The provision for combined current and deferred income taxes reflected in the consolidated statements of income does not bear the usual relationship to income before income taxes as the result of permanent and other differences between pretax income and taxable income determined under existing tax regulations. The more significant differences, their effect on the statutory income tax rate, and the resulting effective income tax rates are summarized below:

	Years Ended December 31,		
	2004	2003	2002
Statutory tax rate	35.0%	35.0%	35.0%
Tax rate increases (decreases):			
Tax-exempt interest	(2.4)	(2.3)	(3.1)
Dividends received exclusion	(.5)	(.5)	(.4)
Other items – net (1)	1.1	.2	(1.6)
Effective tax rate	33.2%	32.4%	29.9%

(1) During 2004, the Company recorded a pretax charge of $22.9 in response to a court ruling against Old Republic Title Company. Of that amount, approximately $11.8 is non-deductible, resulting in an increase in the effective tax rate of 0.6 percentage points. Tax and related interest recoveries of $10.9 were recorded in the second quarter of 2002 as a result of the favorable resolution of tax issues dating back to the Company's 1987 tax return. This adjustment reduced the effective tax rate by approximately 1.9 percentage points.

The tax effects of temporary differences that give rise to significant portions of the Company's net deferred tax recoverable (payable) are as follows at the dates shown:

	December 31,		
	2004	2003	2002
Deferred Tax Assets:			
Losses, claims, and settlement expenses	$ 177.1	$ 161.5	$ 148.5
Other timing differences	23.9	25.5	24.2
Total deferred tax assets (1)	201.0	187.1	172.8
Deferred Tax Liabilities:			
Unearned premium reserves	30.1	33.2	26.5
Deferred policy acquisition costs	75.7	72.3	65.0
Mortgage guaranty insurers' contingency reserves	545.8	499.4	446.5
Fixed maturity securities adjusted to cost	7.4	8.2	9.5
Net unrealized investment gains	91.9	126.2	66.0
Title plants and records	4.4	4.4	4.4
Total deferred tax liabilities	755.5	743.9	618.1
Net deferred tax liabilities	$ 554.5	$ 556.8	$ 445.2

(1) The Company has evaluated its deferred tax assets as of each of these dates and has concluded that no valuation allowance is warranted.

Pursuant to special provisions of the Internal Revenue Code pertaining to mortgage guaranty insurers, a contingency reserve (established in accordance with insurance regulations designed to protect policyholders against extraordinary volumes of claims) is deductible from gross income. The tax benefits obtained from such deductions must, however, be invested in a special type of non-interest bearing U.S. Treasury Tax and Loss Bonds which aggregated $499.3 at December 31, 2004. For Federal income tax purposes, the amounts deducted for the contingency reserve are taken into gross statutory taxable income (a) when the contingency reserve is permitted to be charged for losses under state law or regulation, (b) in the event operating losses are incurred, or (c) in any event upon the expiration of ten years.

During 2002, the Corporation and its subsidiaries settled tax issues for the years 1991-1995 with the Internal Revenue Service ("IRS") with no significant effect on the Corporation's financial condition or results of operations. In April, 2004 the IRS issued a so-called "30 Day Letter" to the Company as a result of a recently completed examination of tax returns for years 1998 to 2000 (see note 4(c), Commitments and Contingent Liabilities – General for further information).

(i) Property and Equipment-Property and equipment is generally depreciated or amortized over the estimated useful lives of the assets, (2 to 27 years), substantially by the straight-line method. Depreciation and amortization expenses related to property and equipment were $18.2, $16.2, and $12.8 in 2004, 2003, and 2002, respectively. Expenditures for maintenance and repairs are charged to income as incurred, and expenditures for major renewals and additions are capitalized.

(j) Title Plants and Records-Title plants and records are carried at original cost or appraised value at the date of purchase. Such values represent the cost of producing or acquiring interests in title records and indexes and the appraised value of purchased subsidiaries' title records and indexes at dates of acquisition. The cost of maintaining, updating, and operating title records is charged to income as incurred. Title records and indexes are ordinarily not amortized unless events or circumstances indicate that the carrying amount of the capitalized costs may not be recoverable.

(k) Goodwill- Pursuant to Statement of Financial Accounting Standards No. 142 (FAS-142) "Goodwill and Other Intangible Assets", all goodwill resulting from business combinations will no longer be amortized against operations but must be tested periodically for possible impairment of its continued value ($92.2 and $87.5 at December 31, 2004 and 2003, respectively). Such a test was performed in early 2004 and 2003 and did not result in impairment charges.

(l) Employee Benefit Plans- The Corporation has three pension plans covering a portion of its work force. The three plans are the Old Republic International Salaried Employees Restated Retirement Plan (the Old Republic Plan), the Bituminous Casualty Corporation Retirement Income Plan (the Bituminous Plan) and the Old Republic National Title Group Pension Plan (the Title Plan). The plans are defined benefit plans pursuant to which pension payments are based primarily on years of service and employee compensation near retirement. It is the Corporation's policy to fund the plans' costs as they accrue. These plans were closed to new participants as of December 31, 2004.

Plan assets are comprised principally of bonds, common stocks and short-term investments. The dates used to determine pension measurements are December 31 for the Old Republic Plan and the Bituminous Plan, and September 30 for the Title Plan.

The changes in the projected benefit obligation are as follows at the above measurement dates:

	2004	2003	2002
Projected benefit obligation at beginning of year	$ 195.8	$ 161.6	$ 144.2
Increases (decreases) during the year attributable to:			
Service cost	7.7	5.8	4.9
Interest cost	11.5	11.0	10.2
Actuarial losses	7.6	26.4	9.8
Benefits paid	(8.3)	(9.1)	(7.7)
Net increase for year	18.5	34.2	17.3
Projected benefit obligation at end of year	$ 214.4	$ 195.8	$ 161.6

The changes in the fair value of net assets available for plan benefits as of the above measurement dates are as follows:

	2004	2003	2002
Fair value of net assets available for plan benefits at beginning of the year	$ 175.0	$ 156.6	$ 158.2
Increases (decreases) during the year attributable to:			
Actual return on plan assets	13.5	17.4	(1.2)
Sponsor contributions	5.7	10.1	8.1
Benefits paid	(8.3)	(9.1)	(7.7)
Administrative expenses	(.1)	(.1)	(.3)
Plan merger	-	-	(.3)
Net increase (decrease) for year	10.7	18.3	(1.6)
Fair value of net assets available for plan benefits at the end of the year	$ 185.7	$ 175.0	$ 156.6

A reconciliation of the funded status of the plans as of the above measurement dates is as follows:

	2004	2003
Plan assets less than projected benefit obligations	$ (28.6)	$ (20.8)
Prior service cost not yet recognized in net periodic pension cost	.1	.1
Unrecognized net loss	47.3	40.8
Pension asset recognized in the consolidated balance sheet	$ 18.7	$ 20.1

Amounts recognized in the statement of financial position as of the above measurement dates consist of the following:

	Pension Benefits	
	2004	2003
Prepaid benefit cost	$ 29.6	$ 31.4
Accrued benefit cost	(12.4)	(11.3)
Additional minimum pension liability	1.5	-
Net amount recognized	$ 18.7	$ 20.1

The Old Republic Plan and the Title Plan have the following accumulated benefit obligations in excess of plan assets as of the above measurement dates:

	2004	2003
Projected benefit obligations	$ 134.0	$ 119.6
Accumulated benefit obligations	116.5	105.0
Fair value of plan assets	105.0	95.0

The weighted-average asset allocations of the Plans as of the above measurement dates are as follows:

	Plan Assets		Investment Policy Asset
	2004	2003	Allocation % Range Target
Equity securities:			30% to 70%
Common shares of Company stock	- %	1.2%	
Other	47.8	44.2	
Debt securities	47.8	47.6	30% to 70%
Other (including short-term and accrued interest and dividends)	4.4	7.0	1% to 20%
Total	100.0%	100.0%	

The Corporation's three plans adhere to the same investment policy pursuant to which the Corporation's general assets are managed. Asset/liability matching techniques, diversification, and high quality investments are stressed. Lower quality issuers and derivatives are avoided. Non-callable, U.S. government and investment grade corporate fixed income securities of intermediate maturities are purchased to meet the plans' obligations out to ten years. Holdings of equity securities, which are comprised of value oriented index funds, are preferred investment vehicles to meet the longer term obligations of the plans. Some funds are employed for diversification purposes. Short-term securities are held to cover current plan obligations and anticipated expenses. Investment policy asset allocation range targets, listed above, are applicable to each plan, and allow for modest changes in investment strategy as financial market conditions warrant.

The Old Republic Plan has used 8.75% as the expected long-term rate of return for its 2004 and 2003 pension cost calculations. This rate was based on the time weighted yield of historical asset returns for the five year period beginning with 2000, without adjustment for expectations of future returns. The Bituminous and Title Plans used 8.25% as the expected long-term rate of return for calculating their 2004 and 2003 pension costs. To develop the expected long-term rate of return on assets assumption, the Plans considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolios.

The components of aggregate annual net periodic pension costs that take into account the above measurement dates consisted of the following:

	2004	2003	2002
Service cost	$ 7.7	$ 5.8	$ 4.9
Interest cost	11.5	11.0	10.2
Expected return on plan assets	(14.4)	(14.1)	(7.5)
Recognized (gain) loss	2.3	2.9	(5.2)
Net cost	$ 7.1	$ 5.7	$ 2.4

The projected benefit obligations for the plans were determined using the following weighted-average assumptions as of the above measurement dates:

	2004	2003
Settlement discount rates	5.93%	6.00%
Rates of compensation increase	3.54%	3.38%
Long-term rates of return on plans' assets	8.38%	8.37%

The net periodic benefit cost for the Plans were determined using the following weighted-average assumptions, for the plan years taking into account the above measurement dates:

	2004	2003
Settlement discount rates	6.00%	6.61%
Rates of compensation increase	3.38%	3.38%
Long-term rates of return on plans' assets	8.37%	8.37%

The accumulated benefit obligation for the Plans was $187.1 and $172.2 for the 2004 and 2003 plan years taking into account the above measurement dates, respectively.

The benefits expected to be paid as of December 31, 2004 for the next 10 years are as follows: 2005: $8.6; 2006: $8.9; 2007: $9.6; 2008: $10.2; 2009: $10.7; and for the five years after 2009: $68.7.

The companies are not expecting to make cash or non-cash contributions to their pension plans in calendar year 2005.

The Corporation has a number of profit sharing and other incentive compensation programs for the benefit of a substantial number of its employees. The costs related to such programs are summarized below:

	Years Ended December 31,		
	2004	2003	2002
Employees Savings and Stock Ownership Plan	$ 5.6	$ 5.3	$ 5.0
Other profit sharing plans	8.3	7.2	6.7
Deferred and incentive compensation	$ 32.1	$ 31.2	$ 24.3

The Company sponsors an Employees Savings and Stock Ownership Plan (ESSOP) in which a majority of its employees participate. The ESSOP initially acquired its stock of the Company in 1987 and prior years. All such shares have been released over the years, and current Company contributions are directed to the open market purchase of its shares. Dividends on released shares are allocated to participants as earnings. The Company's annual contributions are based on a formula that takes growth in net income per share over consecutive five year periods into account. As of December 31, 2004, there were 9,408,066 Old Republic common shares owned by the ESSOP, all of which were released and allocated to employees' account balances. There are no repurchase obligations in existence.

(m) Escrow Funds-Segregated cash deposit accounts and the offsetting liabilities for escrow deposits in connection with Title Insurance Group real estate transactions in the same amounts ($1,171.0 and $763.5 at December 31, 2004 and 2003, respectively) are not included as assets or liabilities in the accompanying consolidated balance sheets as the escrow funds are not available for regular operations.

(n) Earnings Per Share-Consolidated basic earnings per share excludes the dilutive effect of common stock equivalents and is computed by dividing income available to common stockholders by the weighted-average number of common shares actually outstanding for the year. Diluted earnings per share are similarly calculated with the inclusion of common stock equivalents. The following tables provide a reconciliation of net income and number of shares used in basic and diluted earnings per share calculations.

	Years Ended December 31,		
	2004	2003	2002
Numerator:			
Net Income	$ 435.0	$ 459.8	$ 392.9
Less: Convertible preferred stock dividends	-	-	-
Numerator for basic earnings per share - income available to common stockholders	435.0	459.8	392.9
Effect of dilutive securities:			
Convertible preferred stock dividends	-	-	-
Numerator for diluted earnings per share - income available to common stockholders after assumed conversions	$ 435.0	$ 459.8	$ 392.9
Denominator:			
Denominator for basic earnings per share - weighted-average shares	182,541,822	181,549,485	180,863,325
Effect of dilutive securities:			
Stock options	2,065,810	1,749,219	1,444,856
Convertible preferred stock	-	4,231	15,135
Dilutive potential common shares	2,065,810	1,753,450	1,459,991
Denominator for diluted earnings per share - adjusted weighted-average shares and assumed conversions	184,607,632	183,302,935	182,323,316
Basic earnings per share (1)	$ 2.38	$ 2.53	$ 2.17
Diluted earnings per share (1)	$ 2.36	$ 2.51	$ 2.16

(1) All per share statistics have been restated to reflect all stock dividends or splits declared through December 31, 2004.

(o) *Cash Flows*-In preparing the Consolidated Statements of Cash Flows, the Company considers short-term investments, consisting of money market funds, certificates of deposit, and commercial paper with original maturities of less than 90 days to be cash equivalents. These securities are carried at cost which approximates fair value.

(p) Concentration of Credit Risk-Excluding U.S. government fixed maturity securities, the Company is not exposed to material concentrations of credit risks as to any one issuer.

(q) Stock Option Compensation-The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 ("FAS 148") "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FAS No. 123" for periods starting after December 15, 2002. As of April 1, 2003, the Company adopted the requirements of FAS 148 utilizing the prospective method. Under this method, stock-based compensation expense is recognized for awards granted after the beginning of the fiscal year of adoption, as such awards become vested. For all other stock option awards outstanding, the Company continues to use the intrinsic value method permitted under existing accounting pronouncements. The following table shows a comparison of net income and related per share information as reported, and on a pro forma basis on the assumption that the estimated value of stock options was treated as compensation cost for all years shown. In estimating the compensation cost of options, the fair value of options has been calculated using the Black-Scholes option pricing model. Expense recognition of stock options granted in 2003 and 2004 reduced earnings by $5.6 or 3 cents per share in 2004 and $1.4 or less than 1 cent per share in 2003.

	Years Ended December 31,		
	2004	2003	2002
Option pricing/weighted average assumptions:			
Risk-free interest rates	4.06%	4.36%	5.41%
Dividend yield	2.68%	3.12%	2.53%
Common stock market price volatility factors	.26	.26	.27
Expected option life	10 years	10 years	10 years
Comparative data:			
Net income:			
As reported	$ 435.0	$ 459.8	$ 392.9
Add: Stock based compensation expense included in reported income, net of related tax effects	5.6	1.4	-
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	11.0	4.6	3.0
Pro forma basis	$ 429.5	$ 456.5	$ 389.9
Basic earnings per share:			
As reported	$ 2.38	$ 2.53	$ 2.17
Pro forma basis	2.35	2.51	2.16
Diluted earnings per share:			
As reported	2.36	2.51	2.16
Pro forma basis	$ 2.33	$ 2.49	$ 2.14

A summary of the status of the Corporation's stock options as of December 31, 2004, 2003 and 2002, and changes in outstanding options during the years then ended follows:

	As of and for the Years Ended December 31,					
	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	8,374,477	$ 17.05	7,193,060	$ 16.46	7,694,534	$ 13.73
Granted ...	2,020,500	24.16	1,851,000	17.96	1,706,400	21.07
Exercised ...	919,546	14.89	632,430	12.88	2,092,974	10.19
Forfeited and canceled ...	193,477	19.76	37,153	18.47	114,900	16.77
Outstanding at end of year ...	9,281,954	18.75	8,374,477	17.05	7,193,060	16.46
Exercisable at end of year ...	5,972,051	$ 16.97	3,780,166	$ 14.98	3,286,983	$ 13.76
Weighted average fair value of options granted during the year (1)	$ 6.77 per share		$ 4.76 per share		$ 6.92 per share	

(1) Based on the Black-Scholes option pricing model and the assumptions outlined in the table above.

A summary of stock options outstanding and exercisable at December 31, 2004 follows:

		Options Outstanding			Options Exercisable	
			Weighted – Average			
Ranges of Exercise Prices	Year(s) Of Grant	Number Out-Standing	Remaining Contractual Life	Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 9.83 to $11.89 ...	1996-97	699,618	2.00	$ 11.89	672,655	$ 11.89
$19.36 ...	1998	1,062,569	3.00	19.36	716,753	19.36
$11.71 to $13.00 ...	1999	571,220	4.00	13.00	546,487	13.00
$ 8.00 to $ 9.04 ...	2000	413,206	5.00	8.00	362,225	8.00
$17.95 ...	2001	1,408,733	6.00	17.95	1,290,913	17.95
$21.07 ...	2002	1,543,994	7.00	21.07	709,192	21.07
$17.96 ...	2003	1,597,864	8.00	17.96	1,468,157	17.96
$24.15 to $25.03 ...	2004	1,984,750	9.00	$ 24.16	205,669	$ 24.16
Total ...		9,281,954			5,972,051	

The maximum number of options available for future issuance as of December 31, 2004, is approximately 1,671,859 shares.

During December, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 – Revised ("FAS 123R") on Share-Based Payment. FAS 123R requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. The effective date of this pronouncement is the beginning of the first interim or annual reporting period that begins after June 15, 2005. The statement allows for three transition methods of implementation: the modified prospective application and two versions of the modified retrospective application. The modified prospective application requires entities to expense share-based payments for new awards and awards modified, repurchased, or cancelled after the required effective date. Additionally, it requires entities to record as an expense, the cost attributable to the unvested options outstanding as of the required effective date. Modified retrospective application may be applied either (a) to all prior years for which Statement 123 was effective (fiscal years beginning after December 15, 1994) or (b) only to prior interim periods in the year of initial adoption if the required effective date of this statement does not coincide with the beginning of the entity's fiscal year.

The Company believes that the approximate reduction to fully diluted earnings per share will be as follows: one cent per share in 2005 and less than one cent per share cumulatively for all years from 2006 through 2009 calculated by using the modified prospective transition method.

(r) Statement Presentation-Amounts shown in the consolidated financial statements and applicable notes are stated (except as otherwise indicated and as to share data) in millions, which amounts may not add to totals shown due to truncation. Necessary reclassifications are made in prior periods' financial statements whenever appropriate to conform to the most current presentation.

Note 2-Debt-Consolidated debt of Old Republic and its subsidiaries is summarized below:

	December 31,			
	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Commercial paper due within 180 days with an average yield of 2.50% and 1.23%, respectively ..	$ 18.9	$ 18.9	$ 18.9	$ 18.9
Debentures maturing in 2007 at 7.0%	114.9	123.6	114.9	128.7
Other miscellaneous debt	9.0	9.0	3.7	3.7
Total Debt	$ 143.0	$ 151.7	$ 137.7	$ 151.4

The Company has access to the commercial paper market for up to $150.0 of which $131.0 remains unused as of December 31, 2004. The carrying amount of the Company's commercial paper borrowings approximates its fair value. The fair value of publicly traded debt is based on its quoted market price.

Scheduled maturities of the above debt at December 31, 2004 are as follows: 2005: $19.9; 2006: $.4; 2007: $120.6; 2008: $.3; 2009: $.3; 2010 and after: $1.2. During 2004, 2003 and 2002, $8.7, $8.8 and $9.3, respectively, of interest expense on debt was charged to consolidated operations.

Note 3-Shareholders' Equity - All common and preferred share data herein has been retroactively adjusted as applicable for stock dividends or splits declared through December 31, 2004.

(a) Preferred Stock-The following table shows certain information pertaining to the Corporation's preferred shares issued and outstanding:

Preferred Stock Series:	Convertible Series G(1)
Annual cumulative dividend rate per share	$ (1)
Conversion ratio of preferred into common shares	1 for .95
Conversion right begins	Anytime
Redemption and liquidation value per share	(1)
Redemption beginning in year	(1)
Total redemption value (millions)	(1)
Vote per share	one
Shares outstanding:	
December 31, 2003	0
December 31, 2004	0

(1)The Corporation has authorized up to 1,000,000 shares of Series G Convertible Preferred Stock for issuance pursuant to the Corporation's Stock Option Plan. Series G had been issued under the designation "G-2". As of December 31, 2003, all Series "G-2" have been converted into shares of common stock. In 2001, the Corporation created a new designation, "G-3", from which no shares have been issued as of December 31, 2004. Management believes this designation will be the source of possible future issuances of Series G stock. Except as otherwise stated, Series "G-2" and Series "G-3" are collectively referred to as Series "G". Each share of Series G pays a floating rate dividend based on the prime rate of interest. At December 31, 2004, the annual dividend rate for Series G-3 would have been 56 cents per share. Each share of Series G is convertible at any time, after being held six months, into 0.95 shares of Common Stock (See Note 3(c)). Unless previously converted, Series G shares may be redeemed at the Corporation's sole option five years after their issuance.

(b) Cash Dividend Restrictions-The payment of cash dividends by the Corporation is principally dependent upon the amount of its insurance subsidiaries' statutory policyholders' surplus available for dividend distribution. The insurance subsidiaries' ability to pay cash dividends to the Corporation is in turn generally restricted by law or subject to approval of the insurance regulatory authorities of the states in which they are domiciled. These authorities recognize only statutory accounting practices for determining financial position, results of operations, and the ability of an insurer to pay dividends to its shareholders. Based on 2004 data, the maximum amount of dividends payable to the Corporation by its insurance and a small number of non-insurance company subsidiaries during 2005 without the prior approval of appropriate regulatory authorities is approximately $341.5.

(c) Stock Option Plan-The Corporation has stock option plans for certain eligible key employees. The plan in effect since 1992 was amended in 2002 for grants made in 2002 prior to the plan's expiration, and the granting of new options in May, 2002. A new plan was adopted and approved by the shareholders in May, 2002 to cover grants made in 2003 and thereafter. The combination of options awarded at the date of grant and previously issued options still outstanding at such date, may not exceed 6% of the Old Republic common stock then issued and outstanding. The exercise price of options is equal to the market price of the Corporation's stock at the date of grant, and the term of the

options is generally ten years from such date. Options granted in 2001 and prior years under the 1992 plan may be exercised to the extent of 10% of the number of options covered thereby on and after the date of grant, and cumulatively to the extent of an additional 10% on and after each of the first through ninth subsequent calendar years. Options granted in 2002 and thereafter may be exercised to the extent of 10% of the number of options covered thereby on and after the date of grant, and cumulatively to the extent of an additional 15%, 20%, 25% and 30% on and after the second through fifth calendar years, respectively.

In the event the closing market price of Old Republic's common stock reaches a pre-established value ("the vesting acceleration price"), options granted in 2001 and prior years may be exercised cumulatively to the extent of 10% of the number of shares covered by the grant for each year of employment by the optionee. For grants in 2002 and 2003, optionees become vested on an accelerated basis to the extent of the greater of 10% of the options granted times the number of years of employment, or the sum of the optionee's already vested grant plus 50% of the remaining unvested grant. There is no vesting acceleration for 2004 and subsequent years' grants.

The option plans enable optionees to, alternatively, exercise their options into Series "G" Convertible Preferred Stock. The exercise of options into such Preferred Stock reduces by 5% the number of equivalent common shares which would otherwise be obtained from the exercise of options into common shares.

(d) Common Stock-There were 500,000,000 shares of common stock authorized at December 31, 2004. At the same date, there were 100,000,000 shares of Class "B" common stock authorized, though none were issued or outstanding. Class "B" common shares have the same rights as common shares except for being entitled to 1/10th of a vote per share. In May 2003, the Company canceled 1,923,710 common shares previously reported as treasury stock and restored them to unissued status; this had no effect on total shareholders' equity or the financial position of the Company.

(e) Undistributed Earnings-At December 31, 2004, the equity of the Corporation in the undistributed earnings, determined in accordance with generally accepted accounting principles, and in the net unrealized investment gains (losses) of its subsidiaries amounted to $2,789.0 and $171.2, respectively. Dividends declared during 2004, 2003 and 2002, to the Corporation by its subsidiaries amounted to $186.3, $174.6 and $139.1, respectively.

(f) Statutory Data-The policyholders' surplus and net income (loss), determined in accordance with statutory accounting practices, of the Corporation's insurance company subsidiaries was as follows at the dates and for the periods shown:

	Policyholders' Surplus December 31,		Net Income (Loss) Years Ended December 31,		
	2004	2003	2004	2003	2002
General Insurance Group	$ 1,688.7	$ 1,520.9	$ 243.5	$ 175.7	$ 113.2
Mortgage Guaranty Group	224.5	227.2	208.4	233.9	219.7
Title Insurance Group	166.2	143.3	51.7	42.7	31.7
Other (1)	49.3	49.7	(2.9)	(2.8)	.9
Combined (2)	$ 2,109.0	$ 1,921.4	$ 500.7	$ 449.5	$ 365.5

(1) Represents amounts for Old Republic's small life and health operation.
(2) After elimination of intercompany investments.

Note 4-Commitments and Contingent Liabilities:
(a) Reinsurance and Retention Limits-In order to maintain premium production within their capacity and to limit maximum losses for which they might become liable under policies they've underwritten, Old Republic's insurance subsidiaries, as is the common practice in the insurance industry, may cede all or a portion of their premiums and liabilities on certain classes of business to other insurers and reinsurers. Although the ceding of insurance does not ordinarily discharge an insurer from liability to a policyholder, it is industry practice to establish the reinsured part of risks as the liability of the reinsurer. Old Republic also employs retrospective premium and risk-sharing arrangements for parts of its business in order to reduce underwriting losses for which it might become liable under insurance policies it issues. To the extent that any reinsurance companies, assured or producer might be unable to meet their obligations under existing reinsurance, retrospective insurance and production agreements, Old Republic would be liable for the defaulted amounts. As deemed necessary, reinsurance ceded to other companies is secured by letters of credit, cash, and/or securities.

Except as noted in the following paragraph, reinsurance protection on property and liability operations generally limits the net loss on most individual claims to a maximum of (in thousands): $1,000 for workers' compensation; $1,000 for commercial auto liability; $1,000 for general liability; $3,800 for executive protection (directors & officers and errors & omissions); $1,000 for aviation; and $500 for property coverages. Substantially all the mortgage guaranty insurance risk is retained, with the exposure on any one risk currently averaging approximately $21, though portions of the business are also ceded to captive reinsurers on an excess of loss basis in most instances. Title insurance risk assumptions are currently limited to a maximum of $100,000 as to any one policy. The vast majority of title policies issued, however, carry exposures of $500 or less.

Due to worldwide reinsurance capacity and related cost constraints, effective January 1, 2002, the Corporation began retaining exposures for all, but most predominantly workers' compensation liability insurance coverages in excess of $40.0 that were previously assumed by unaffiliated reinsurers for up to $100.0. Effective January 1, 2003 reinsurance ceded limits were raised to the $100.0 level, and as of January 1, 2005, they have been further increased to $200.0. Pursuant to regulatory requirements, however, all workers' compensation primary insurers such as the Company remain liable for unlimited amounts in excess of reinsured limits. Other than the substantial concentration of workers' compensation losses caused by the September 11, 2001 terrorist attack on America, to the best of the Company's knowledge there had not been a similar accumulation of claims in a single location from a single occurrence prior to that event. Nevertheless, the possibility continues to exist that non-reinsured losses could, depending on a wide range of severity and frequency assumptions, aggregate several hundred million dollars to an insurer such as the Company in the event a catastrophe such as caused by an earthquake leading to the death or injury of a large number of employees concentrated in a single facility such as a high rise building.

As a result of the September 11, 2001 terrorist attack on America, the reinsurance industry eliminated coverage from substantially all contracts for claims arising from acts of terrorism. Primary insurers such as the Company thereby became fully exposed to such claims. Late in 2002, the Terrorism Risk Insurance Act of 2002 (the "TRIA") was signed into law, immediately establishing a temporary federal reinsurance program administered by the Secretary of Treasury. The TRIA defines what constitutes an "act of terrorism" and establishes a formula based on primary insurers' premium volume to reimburse such insurers for 93% of any terrorism losses suffered between November 26, 2002 and December 31, 2003, 90% of any losses suffered in 2004 and 85% of any losses suffered in 2005. Further, pursuant to the TRIA, losses are capped for each year at $100.0 billion. The TRIA will sunset on December 31, 2005 if not extended or replaced by similar legislation. The TRIA automatically voided all policy exclusions which were in effect for terrorism related losses. Under the TRIA, insurers must offer terrorism coverage with most commercial property and casualty insurance lines and are permitted to establish an additional premium charge for their share of such risks, but insureds may elect to reject the coverage. Insurers are permitted to reinsure that portion of the risk which they retain under the TRIA, but the reinsurance market has not yet responded with a widespread willingness to reinsure such risks. As of this date, coverage for acts of terrorism are excluded from substantially all the Corporation's reinsurance treaties, and are effectively retained by it subject to any recovery that would be collected under the TRIA.

Reinsurance ceded by the Corporation's insurance subsidiaries in the ordinary course of business is typically placed on an excess of loss basis. Under excess of loss reinsurance agreements, the companies are generally reimbursed for losses exceeding contractually agreed-upon levels. Quota share reinsurance is most often effected between the Company's insurance subsidiaries and industry-wide assigned risk plans or captive insurers owned by assureds. Under quota share reinsurance, the Company remits to the assuming entity an agreed upon percentage of premiums written and is reimbursed for applicable underwriting expenses and claims costs.

Reinsurance recoverable asset balances represent amounts due from or credited by assuming reinsurers for paid and unpaid claims and premium reserves. Such reinsurance balances that are recoverable from non-admitted foreign and certain other reinsurers such as captive insurance companies owned by assureds, as well as similar balances or credits arising from policies that are retrospectively rated or subject to assureds' high deductible retentions are substantially collateralized by letters of credit, securities, and other financial instruments. Old Republic evaluates on a regular basis the financial condition of its assuming reinsurers and assureds who purchase its retrospectively rated or self-insured deductible policies. Estimates of unrecoverable amounts totaling $45.6 as of December 31, 2004 and $27.3 as of December 31, 2003 are included in the Company's net claim and claim expense reserves since reinsurance, retrospectively rated, and self-insured deductible policies and contracts do not relieve Old Republic from its direct obligations to assureds or their beneficiaries.

At December 31, 2004, the Company's ten largest reinsurers represented approximately 64% of reinsurance recoverable on paid and unpaid losses of which 31.5% of the total was due from American Re-Insurance Company. Of the balance due from these ten reinsurers, 74.8% was recoverable from A or better rated reinsurance companies, 20.3% from insurance assigned risk pools, and 4.9% from a captive reinsurance company.

The following information relates to reinsurance and related data for the General Insurance and Mortgage Guaranty Groups for the three years ended December 31, 2004. For years 2002 to 2004, reinsurance transactions of the Title Insurance Group and small life and health insurance operation have not been material.

		Years Ended December 31,		
		2004	2003	2002
General Insurance Group				
Written premiums:	Direct	$ 2,228.1	$ 1,936.4	$ 1,649.9
	Assumed	34.8	36.4	24.6
	Ceded	$ 561.8	$ 512.5	$ 405.8
Earned premiums:	Direct	$ 2,140.9	$ 1,837.6	$ 1,550.9
	Assumed	30.2	33.3	22.4
	Ceded	$ 548.1	$ 491.5	$ 389.2
Claims ceded		$ 395.7	$ 348.2	$ 332.0
Mortgage Guaranty Group				
Written premiums:	Direct	$ 479.4	$ 473.2	$ 436.3
	Assumed	.2	.3	1.2
	Ceded	$ 81.3	$ 67.5	$ 57.2
Earned premiums:	Direct	$ 483.6	$ 467.3	$ 432.4
	Assumed	1.0	1.2	1.1
	Ceded	$ 81.4	$ 67.7	$ 57.3
Claims ceded		$ .6	$ .3	$ 1.1
Mortgage guaranty insurance in force as of				
December 31:	Direct	$ 104,351.1	$ 99,566.2	$ 97,786.3
	Assumed	2,840.3	4,902.5	10,133.8
	Ceded	$ 5,944.1	$ 5,116.5	$ 2,928.3

(b) Leases-Some of the Corporation's subsidiaries maintain their offices in leased premises. Some of these leases provide for the payment of real estate taxes, insurance, and other operating expenses. Rental expenses for operating leases amounted to $38.8, $36.2 and $32.3 in 2004, 2003 and 2002, respectively. These expenses relate primarily to building leases of the Company. A number of the Corporation's subsidiaries also lease other equipment for use in their businesses. At December 31, 2004, aggregate minimum rental commitments (net of expected sub-lease receipts) under noncancellable operating leases are summarized as follows: 2005: $35.0; 2006: $28.9; 2007: $23.9; 2008: $17.0; 2009: $10.3; 2010 and after: $26.8.

(c) General-In the normal course of business, the Corporation and its subsidiaries are subject to various contingent liabilities, including possible income tax assessments resulting from tax law interpretations or issues raised by taxing or regulatory authorities in their regular examinations, catastrophic claims occurrences not indemnified by reinsurers such as noted at 4(a) above, or failure to collect all amounts on its investments, or balances due from assureds and reinsurers. Other than the item discussed in the following paragraph, the Corporation does not have a basis for anticipating any significant losses or costs to result from any known or existing contingencies.

In April, 2004 the Internal Revenue Service ("IRS") issued a so-called "30 Day Letter" to the Company as a result of a recently completed examination of tax returns for years 1998 to 2000. In substance, the letter alleges that certain claim reserve deductions taken through year end 2000 were overstated and thus served to reduce taxable income for those years. The Company has made a review of the IRS calculations and has concluded its loss reserves were calculated consistently and provide a fair and reasonable estimate of its unpaid losses. Accordingly, the Company intends to defend vigorously the validity of claim reserve deductions taken in its tax returns. In the event the Company's position is not fully sustained, payments of any additional taxes owed would be categorized as temporary differences, and as such would likely have little effect on its GAAP financial statements. The matter has been assigned to an IRS appeals officer.

(d) Legal Proceedings- Legal proceedings against the Company arise in the normal course of business and usually pertain to claim matters related to insurance policies and contracts issued by its insurance subsidiaries. Other legal proceedings are discussed below.

In 1998 the City and County of San Francisco and certain escrow customers of an underwritten title agency subsidiary headquartered in the State of California filed lawsuits alleging that the subsidiary had: 1) failed to escheat unclaimed escrow funds; 2) charged for services not necessarily provided; and 3) collected illegal interest payments or fees from banks on the basis of funds held for escrow customers. The subsidiary in turn conducted an internal review of its records and concluded that it had certain liabilities for part of the issues denoted at (1) and (2). The subsidiary defended against the alleged practice denoted at (3) on the grounds that such practices are common within the industry, are not in conflict with any laws or regulations, and other meritorious defenses. The consolidated lawsuits were tried and a judgment rendered, affirming in part and denying in part the subsidiary's defenses. In the aggregate, the judgment, excluding post-judgment interest, amounted to approximately $33.0, of which about $6.5 was paid in partial settlements. The subsidiary appealed the most significant portions of the judgment. On January 20, 2005 the Court of Appeals affirmed the judgment against the subsidiary. The subsidiary has elected not to pursue a further appeal and instead paid the balance of the judgment on February 28, 2005.

Purported class actions have been filed in state courts in Ohio and Florida against the Company's principal title insurance subsidiary, Old Republic National Title Insurance Company ("ORNTIC"). Substantially similar lawsuits have been filed against other title insurance companies in New York and Florida. Plaintiffs allege that, pursuant to rate schedules filed by ORNTIC with insurance regulators, ORNTIC was required to, but failed to give consumers a reissue credit on the premiums charged for title insurance covering mortgage refinancing transactions. Both actions seek damages and declaratory and injunctive relief. ORNTIC intends to defend vigorously against these actions, but at this early stage in the litigation the Company cannot estimate the costs it may incur as the actions proceed to their conclusions. The Ohio case has been stayed, pending an appeal in a similar action against another title insurer, and ORNTIC has filed a motion to stay one of the two Florida cases.

An action was filed in the Federal District court for South Carolina against the Company's wholly-owned mortgage guaranty insurance subsidiary, Republic Mortgage Insurance Company ("RMIC"). Similar lawsuits have been filed against the other six private mortgage insurers in different Federal District Courts. The action against RMIC seeks certification of a nationwide class of consumers who were allegedly required to pay for private mortgage insurance at a cost greater than RMIC's "best available rate". The action alleges that the decision to insure their loans at a higher rate was based on the consumers' credit scores and constituted an "adverse action" within the meaning, and in violation of the Fair Credit Reporting Act, that requires notice, allegedly not given, to the consumers. The action seeks statutory and punitive damages, as well as other costs. RMIC intends to defend vigorously against the action, but at this early stage in the litigation the Company cannot estimate the costs it may incur as the litigation proceeds to its conclusion. RMIC filed a motion to compel arbitration of the dispute with the named plaintiff. The motion was denied and RMIC has filed an appeal.

Note 5-Consolidated Quarterly Results-Unaudited - Old Republic's consolidated quarterly operating data for the two years ended December 31, 2004 is presented below.

In the opinion of management, all adjustments consisting of normal recurring adjustments necessary for a fair statement of quarterly results have been reflected in the data which follows. It is also management's opinion, however, that quarterly operating data for insurance enterprises such as the Company is not indicative of results to be achieved in succeeding quarters or years. The long-term nature of the insurance business, seasonal and cyclical factors affecting premium production, the fortuitous nature and, at times, delayed emergence of claims, and changes in yields on invested assets are some of the factors necessitating a review of operating results, changes in shareholders' equity, and cash flows for periods of several years to obtain a proper indicator of performance trends. The data below should be read in conjunction with the "Management Analysis of Financial Position and Results of Operations":

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended December 31, 2004:				
Operating Summary:				
Net premiums, fees, and other income	$ 736.2	$ 790.8	$ 805.2	$ 820.3
Net investment income and realized gains (losses)	86.1	76.1	75.0	101.4
Total revenues	822.4	867.1	880.3	921.8
Benefits, claims, and expenses	664.2	689.8	717.8	768.6
Net income	$ 106.4	$ 119.0	$ 109.1	$ 100.4
Net income per share: Basic	$ .58	$ .65	$ .60	$ .55
Diluted	$ .57	$ .65	$ .59	$ .54
Average shares outstanding:				
Basic	181,962,757	182,123,337	182,327,380	182,556,498
Diluted	184,504,465	184,218,883	184,417,471	184,754,452

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended December 31, 2003:				
Operating Summary:				
Net premiums, fees, and other income	$ 676.3	$ 731.8	$ 792.6	$ 786.2
Net investment income and realized gains (losses)	62.7	82.7	73.6	79.3
Total revenues	739.0	814.6	866.4	865.6
Benefits, claims, and expenses	585.2	635.0	688.5	696.9
Net income	$ 104.3	$ 121.5	$ 119.9	$ 113.9
Net income per share: Basic	$ .57	$ .67	$ .66	$ .63
Diluted	$ .57	$ .66	$ .65	$ .62
Average shares outstanding:				
Basic	180,932,204	181,209,284	181,287,134	181,568,086
Diluted	181,985,790	182,926,973	183,452,643	184,065,607

Note 6-Information About Segments of Business - The Corporation's major business segments are organized as the General Insurance (property and liability insurance), Mortgage Guaranty and Title Insurance Groups. Effective with the second quarter of 2004 the Company has included the results of its small life & health insurance business with those of its corporate and minor service operations; prior period data has been reclassified accordingly. Each of the Corporation's segments underwrites and services only those insurance coverages which may be written by it pursuant to state insurance regulations and corporate charter provisions. Segment results exclude realized investment gains or losses and impairments, and these are aggregated in consolidated totals. The contributions of Old Republic's insurance industry segments to consolidated totals are shown in the following table.

The Corporation does not derive over 10% of its consolidated revenues from any one customer. Revenues and assets connected with foreign operations are not significant in relation to consolidated totals.

The General Insurance Group provides property and liability insurance primarily to commercial clients. Old Republic does not have a meaningful participation in personal lines of insurance. Commercial automobile (principally trucking) insurance is the largest type of coverage underwritten by the General Insurance Group, accounting for approximately 33.0% of the Group's direct premiums written in 2004. The remaining premiums written by the General Insurance Group are derived largely from a wide variety of coverages, including workers' compensation, general liability, loan credit indemnity, general aviation, directors and officers indemnity, fidelity and surety indemnities, and home and auto warranties.

Private mortgage insurance produced by the Mortgage Guaranty Group protects mortgage lenders and investors from default related losses on residential mortgage loans made primarily to homebuyers who make down payments of less than 20% of the home's purchase price. The Mortgage Guaranty Group insures only first mortgage loans, primarily on residential properties having one-to-four family dwelling units. The Mortgage Guaranty segment's ten largest customers were responsible for approximately 41.8%, 37.3% and 38.3% of traditional primary new insurance written in 2004, 2003 and 2002, respectively. The largest single customer accounted for 11.7% of traditional primary new insurance written in 2004 compared to 7.2% and 10.6% in 2003 and 2002, respectively.

The title insurance business consists primarily of the issuance of policies to real estate purchasers and investors based upon searches of the public records which contain information concerning interests in real property. The policy insures against losses arising out of defects, loans and encumbrances affecting the insured title and not excluded or excepted from the coverage of the policy.

The accounting policies of the segments parallel those described in the summary of significant accounting policies pertinent thereto.

Segment Reporting

	Years Ended December 31,		
	2004	2003	2002
General Insurance:			
Net premiums earned	$ 1,623.0	$ 1,379.5	$ 1,184.1
Net investment income and other income	199.5	193.2	192.5
Total revenues before realized gains (losses)	$ 1,822.5	$ 1,572.7	$ 1,376.7
Income before taxes and realized investment gains (losses)	$ 333.0	$ 258.9	$ 182.1
Income tax expense (1)	$ 104.3	$ 75.1	$ 38.0
Segment assets - at year end	$ 7,222.8	$ 6,603.5	$ 5,876.5
Mortgage Guaranty:			
Net premiums earned	$ 403.2	$ 400.9	$ 376.2
Net investment income and other income	86.6	97.7	90.8
Total revenues before realized gains (losses)	$ 489.9	$ 498.6	$ 467.1
Income before taxes and realized investment gains (losses)	$ 224.5	$ 276.4	$ 267.7
Income tax expense	$ 75.2	$ 94.1	$ 90.6
Segment assets - at year end	$ 2,205.9	$ 2,080.1	$ 1,921.2
Title Insurance:			
Net premiums earned	$ 714.0	$ 749.9	$ 524.8
Title, escrow and other fees	311.2	353.9	288.5
Sub-total	1,025.2	1,103.8	813.4
Net investment income and other income	26.5	24.1	23.1
Total revenues before realized gains (losses)	$ 1,051.8	$ 1,128.0	$ 836.5
Income before taxes and realized investment gains (losses)(2)	$ 62.5	$ 129.6	$ 97.6
Income tax expense	$ 25.9	$ 43.1	$ 32.9
Segment assets - at year end	$ 753.0	$ 720.5	$ 619.9

Reconciliations of Segmented Amounts to Consolidated Totals

	Years Ended December 31,		
	2004	2003	2002
Consolidated Revenues:			
Total revenues of above Company segments	$ 3,364.3	$ 3,199.5	$ 2,680.3
Other sources (3)	83.5	72.2	66.0
Consolidated net realized investment gains	47.9	19.3	13.9
Elimination of intersegment revenues (4)	(4.1)	(5.2)	(3.9)
Consolidated revenues	$ 3,491.6	$ 3,285.8	$ 2,756.4
Consolidated Income before taxes:			
Total income before taxes and realized investment gains (losses) of above Company segments	$ 620.1	$ 665.0	$ 547.4
Other sources – net (3)(5)	(17.2)	(4.5)	(.7)
Consolidated net realized investment gains	47.9	19.3	13.9
Consolidated income before income taxes	$ 650.9	$ 679.7	$ 560.7
Consolidated Income Tax Expense:			
Total income tax expense of above Company segments	$ 205.4	$ 212.4	$ 161.6
Other sources – net (3)	(6.5)	.7	1.1
Income tax expense on consolidated net realized investment gains	17.0	6.7	4.8
Consolidated income tax expense	$ 215.9	$ 219.9	$ 167.7
Assets:			
Total assets for above Company segments	$ 10,181.8	$ 9,404.2	$ 8,417.7
Other assets (3)	495.3	378.7	398.1
Elimination of intersegment investments (4)	(106.4)	(70.6)	(100.4)
Consolidated assets	$ 10,570.8	$ 9,712.3	$ 8,715.4

In the above tables, net premiums earned on a GAAP basis differ slightly from statutory amounts due to certain differences in calculations of unearned premium reserves under each accounting method.

(1) General Insurance tax expense was reduced by $10.9 in 2002 due to the final resolution of tax issues dating back to the Corporation's 1987 tax return.

(2) Title Insurance income before taxes and realized investment gains (losses) was reduced by $22.9 in 2004 due to an increase in previously posted litigation reserves necessitated by a ruling on January 20, 2005 by the California Court of Appeals affirming a prior trial court verdict against Old Republic Title Company.

(3) Represents amounts for Old Republic's holding company parent, minor internal service subsidiaries, and a small life and health insurance operation.

(4) Represents consolidation elimination adjustments.

(5) Includes a $10.5 special charge in 2004 resulting from a write down of previously deferred acquisition costs applicable to a life insurance product discontinued during the fourth quarter of 2004.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a – 15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2004. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004. Their report is shown on the page 50 in this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Old Republic International Corporation:

We have completed an integrated audit of Old Republic International Corporation and its subsidiaries' 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the accompanying index, present fairly, in all material respects, the financial position of Old Republic International Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in "Management's Report on Internal Control Over Financial Reporting," appearing on page 49, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control - Integrated Framework* issued by the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 30, 2005

Corporate and Shareholders' Information

Corporate Profile:

Old Republic International Corporation, which traces its beginnings to 1923, is one of the nation's 50 largest publicly held insurance organizations. Its subsidiaries market, underwrite and provide risk management services for a wide variety of coverages, mostly in the property and liability, mortgage guaranty, and title insurance fields. The Company is primarily a commercial lines underwriter serving the insurance needs of a large number of businesses including many of America's leading industrial and financial services companies.

Old Republic's record as a long-term investment compares very favorably within American industry. The Company's performance reflects an entrepreneurial spirit, a long term perspective in managing its operations, a corporate structure that promotes accountability and encourages the taking of prudent business risks, and conservative assumptions about the nature of its business and the financial accounting policies related to it.

For the beneficiaries of their insurance products, Old Republic's insurance subsidiaries provide quality assurance of the promises they make. For shareholders, Old Republic's common stock has a demonstrated history of long-term capital appreciation, and a cash dividend paying record that extends to 63 consecutive years. For employees, the Company offers a successful environment in which they can pursue personal goals of professional and economic achievement in the context of Old Republic's business objectives.

Corporate Governance:

The financial statements and other information included in this 81st Annual Report to shareholders have been compiled under the overall supervision of Old Republic's Chief Executive Officer and Chief Financial Officer. This report is intended to inform shareholders about Old Republic's most recent operating results and financial position.

To ensure the reliability and integrity of financial statements and other data used in the normal course of business, management of the Corporation and its subsidiaries employ systems of operational and internal controls deemed to be cost effective and tailored to Old Republic's mode of operations.

The Board of Directors regularly meets four times per annum. Financial and other data provided to the Directors of the Corporation and its subsidiaries are intended to afford them a current understanding of operating results and major corporate decisions and policies. An Audit Committee, consisting of eight independent Directors, meets periodically with representatives of management and of the independent registered public accounting firm retained each year to audit the financial statements. The independent auditors have access to the Audit Committee, and the meetings are held with and without management representatives present. The Audit Committee is empowered to oversee the integrity of the Company's financial statements and the Company's compliance with legal and regulatory requirements, the independent qualifications and performance of the Company's internal and external auditors, and the selection of the independent external auditors. The Board of Directors also has Nominating and Compensation Committees consisting solely of independent Directors, and a five member Executive Committee consisting of four independent Directors and the Chief Executive Officer.

Stock Information:

The Company's common stock is traded on the New York Stock Exchange under the symbol of ORI.

	Price Range of Common Stock	Cash Dividends
1st Quarter '03	$20.18 - $16.53	$.107
2nd Quarter '03	23.43 - 18.31	.113
3rd Quarter '03	23.76 - 21.78	.113
4th Quarter '03	25.79 - 22.83	.113
Special Dec. '03	$ - $ -	$.667 (a)
1st Quarter '04	$27.19 - $23.47	$.113
2nd Quarter '04	25.37 - 21.37	.130
3rd Quarter '04	25.03 - 22.60	.130
4th Quarter '04	$25.79 - $23.15	$.130

(a) In December, 2003 a special cash dividend of $.667 per share ($1.00 per common share before adjustment for a 50% stock dividend of the Company's common stock) was declared and paid.

Dividend Reinvestment and Stock Purchase Plan:

The Corporation has a Dividend Reinvestment Plan for the benefit of its shareholders. The Plan provides a convenient way of increasing shareholders' holdings of Old Republic common stock without paying brokerage fees or similar charges.

Pursuant to the Plan, participating shareholders may elect to have their quarterly cash dividends reinvested automatically in additional shares of Old Republic common stock. In addition, participants may elect to make optional cash payments ranging from $100 to $5,000 per quarter to purchase additional shares of Old Republic common stock after the first dividend is reinvested. These optional cash payments need not, however, be made each quarter and the amount invested can vary from quarter to quarter within the aforementioned dollar range. It should be noted that both the dividends reinvested as well as the optional cash payments will be used to purchase the shares at the closing price of Old Republic's common stock as of the dividend payment date or the next preceding business day, if on a Saturday or legal holiday.

Employees of Old Republic and any of its 50% or more owned subsidiaries and affiliates who also own common stock of the Company may elect to make their optional cash payments through regular payroll deductions. To do so, they need only request and sign the appropriate payroll department forms, indicating thereon the amount they wish to have withheld from each paycheck.

The Plan is administered through EquiServe. Each quarter, the administrator sends to each participant a statement showing the shares purchased with the reinvested cash dividends and any optional cash payments.

In order to participate in the Plan, common stock must be held in the participant's own name and not in a so-called "Street Name" or similar custody device. To obtain more information about the Plan and on how to enroll in it, inquiries should be sent to the mailing address listed in the Stockholder Assistance section below.

Direct Dividend Deposit Plan:

Shareholders can have their quarterly cash dividends deposited directly into their checking or savings account. The main benefit of this Direct Deposit feature is that dividends are deposited in a shareholder's checking or savings account on the date of payment -- thereby obviating the wait caused by mail deliveries. The deposit is made automatically for you and your monthly bank statement should confirm the deposit.

To participate in this Direct Dividend Deposit Plan, please call Monday through Friday, 8:00 a.m. - 10:00 p.m. EST, Saturday, 8:00 a.m. - 3:30 p.m.

Stockholder Assistance:

For prompt assistance on address changes, dividend reinvestment and other general shareholder information, please contact the Telephone Response Center of EquiServe at 781-575-2879 between 9:00 a.m. and 10:00 p.m. EST, each day. When calling, please be prepared to give the name(s) as it appears on your certificate(s) and your tax identification number. The peak calling hours each day are between 11:30 a.m. and 1:30 p.m. EST. Service will be quicker if you avoid these hours.

You may contact EquiServe by mail at:
EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023

By Private Couriers/Registered mail at:
EquiServe Trust Company, N.A.
66 Brook Drive
Braintree, MA 02184

Questions and inquiries via the internet should be addressed to: http://www.equiserve.com.

The Hearing Impaired telephone number for EquiServe is: TDD:1-800-952-9245.

Form 10-K Annual Report:

Old Republic's Annual Report on Form 10-K is available at no charge without exhibits. Shareholders wishing to obtain a copy of this report may do so by writing to: Office of the Chief Executive Officer, Old Republic International Corporation, 307 North Michigan Avenue, Chicago, Illinois 60601.

The Company's report is also available for viewing and/or copying at the U.S. Securities and Exchange Commission's ("SEC") Public Reference Room located at 450 Fifth Street, NW., Washington, DC 20549. Information regarding the operation of the Public Reference Room can be obtained by calling 1-800-SEC-0330.

Additionally, the Company's report is available, free of charge, by visiting the SEC's Internet website (http://www.sec.gov) and accessing its EDGAR database to view or print copies of the electronic version of the report; or by visiting the Company's Internet website (http://www.oldrepublic.com), and selecting *Financial Data* and the *EDGAR Filings* hyperlink to access the SEC's EDGAR database to view or print copies of the electronic version of the report.

Annual Meeting of the Shareholders:

The annual meeting of the shareholders is scheduled for May 27, 2005 at 3:00 p.m. in the 22nd floor conference center of the Old Republic Building, 307 North Michigan Avenue, Chicago, Illinois 60601.

Old Republic International Corporation and Subsidiaries

Ten-Year Financial Summary

(All amounts, except common share data, are expressed in millions)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Financial Position										
Cash and Fixed Maturity Securities	**$ 6,905.2**	$6,192.3	$5,517.8	$5,058.8	$4,721.4	$4,555.3	$4,687.4	$4,614.7	$4,308.2	$4,192.3
Equity Securities	**459.0**	513.5	513.5	391.6	295.5	160.1	164.8	117.1	116.1	126.1
Other Invested Assets	**155.2**	143.3	136.8	136.3	127.3	113.1	96.3	88.0	97.4	96.6
Reinsurance Recoverable	**1,846.5**	1,723.8	1,529.2	1,415.3	1,386.5	1,374.8	1,324.2	1,360.7	1,422.7	1,440.9
Sundry Assets	**1,204.7**	1,139.2	1,017.9	918.1	750.5	734.9	746.9	742.7	711.6	737.3
	$10,570.8	$9,712.3	$8,715.4	$7,920.2	$7,281.4	$6,938.4	$7,019.7	$6,923.4	$6,656.2	$6,593.5
Policy Liabilities	**$ 1,079.1**	$ 987.1	$ 875.1	$ 767.8	$ 563.9	$ 544.0	$ 600.3	$ 620.3	$ 635.7	$ 668.2
Benefit and Claim Reserves	**4,403.5**	4,022.7	3,676.8	3,451.0	3,389.5	3,433.7	3,406.5	3,529.7	3,541.8	3,519.8
Sundry Liabilities	**1,222.5**	1,148.7	1,007.4	917.2	888.5	761.3	707.3	620.1	558.0	720.3
Preferred Stock	-	-	-	.3	.7	.7	1.2	1.0	20.6	72.5
Common Shareholders' Equity	**3,865.6**	3,553.6	3,155.8	2,783.7	2,438.7	2,198.4	2,304.2	2,152.1	1,900.0	1,612.5
	$10,570.8	$9,712.3	$8,715.4	$7,920.2	$7,281.4	$6,938.4	$7,019.7	$6,923.4	$6,656.2	$6,593.5
Total Capitalization	**$ 4,008.6**	$3,691.3	$3,297.4	$2,943.1	$2,677.4	$2,407.5	$2,450.6	$2,296.1	$2,074.6	$2,005.6
Book Value Per Share (a)	**$ 21.17**	$ 19.57	$ 17.45	$ 15.60	$ 13.75	$ 11.99	$ 11.52	$ 10.39	$ 9.71	$ 9.06
Operating Results										
Net Premiums and Fees	**$ 3,116.1**	$2,936.0	$2,423.9	$2,029.5	$1,736.8	$1,781.7	$1,810.6	$1,628.0	$1,507.7	$1,374.0
Net Investment Income	**290.8**	279.2	272.6	274.7	273.9	263.2	273.1	270.8	260.5	251.9
Realized Gains	**47.9**	19.3	13.9	29.7	33.6	29.5	53.0	26.3	15.1	49.7
Other Income	**36.7**	51.2	45.8	39.4	26.1	27.5	34.9	37.6	20.4	20.2
Total Revenues	**3,491.6**	3,285.8	2,756.4	2,373.4	2,070.6	2,102.1	2,171.7	1,962.8	1,803.9	1,695.9
Benefits and Claims	**1,307.9**	1,112.8	974.8	860.5	761.2	833.0	782.1	787.6	752.0	747.9
Sales and General Expenses	**1,532.7**	1,493.2	1,220.8	1,006.2	880.7	949.3	920.1	747.9	708.5	631.7
Total Expenses	**2,840.7**	2,606.0	2,195.7	1,866.8	1,642.0	1,782.4	1,702.2	1,535.5	1,460.6	1,379.7
Revenues, Net of Expenses	**650.9**	679.7	560.7	506.6	428.6	319.7	469.4	427.3	343.3	316.2
Income Taxes	**215.9**	219.9	167.7	159.7	131.0	92.9	145.8	129.2	108.5	103.6
Extraordinary Charge (Net)	-	-	-	-	-	-	-	-	(4.4)	-
Net Income	**$ 435.0**	$ 459.8	$ 392.9	$ 346.9	$ 297.5	$ 226.8	$ 323.7	$ 298.1	$ 230.3	$ 212.7
Net Income Per Share:(a)										
Basic	**$ 2.38**	$ 2.53	$ 2.17	$ 1.94	$ 1.66	$ 1.17	$ 1.57	$ 1.47	$ 1.15	$ 1.17
Diluted	**$ 2.36**	$ 2.51	$ 2.16	$ 1.92	$ 1.65	$ 1.17	$ 1.55	$ 1.40	$ 1.06	$ 1.01
Operating Cash Flow	**$ 828.3**	$ 720.2	$ 638.2	$ 490.2	$ 310.5	$ 245.0	$ 280.6	$ 361.1	$ 296.4	$ 345.8
Revenues By Operating Segment										
General Insurance	**$ 1,822.5**	$1,572.7	$1,376.6	$1,195.0	$1,057.1	$1,053.2	$1,111.3	$1,119.5	$1,074.9	$1,056.1
Mortgage Guaranty	**489.9**	498.6	467.1	436.0	395.3	355.9	348.3	313.3	262.6	203.9
Title Insurance	**1,051.8**	1,128.0	836.5	648.9	518.7	597.1	578.8	423.4	387.9	326.2
Corporate & Other (b)	**79.3**	66.9	62.0	63.6	65.6	66.2	80.1	79.9	63.1	59.8
Realized Gains	**47.9**	19.3	13.9	29.7	33.6	29.5	53.0	26.3	15.1	49.7
Total	**$ 3,491.6**	$3,285.8	$2,756.4	$2,373.4	$2,070.6	$2,102.1	$2,171.7	$1,962.8	$1,803.9	$1,695.9
Pretax Income (Loss) By Operating Segment (c)										
General Insurance	**$ 333.0**	$ 258.9	$ 182.1	$ 141.5	$ 117.6	$ 70.1	$ 192.4	$ 206.7	$ 188.1	$ 168.6
Mortgage Guaranty	**224.5**	276.4	267.7	261.9	240.1	177.3	155.3	141.5	120.2	102.8
Title Insurance	**62.5**	129.6	97.6	75.0	40.2	44.0	64.4	36.4	24.5	4.4
Corporate & Other (b)	**(17.2)**	(4.5)	(.7)	(1.5)	(3.0)	(1.3)	4.3	16.2	(4.7)	(9.4)
Realized Gains	**47.9**	19.3	13.9	29.7	33.6	29.5	53.0	26.3	15.1	49.7
Total	**$ 650.9**	$ 679.7	$ 560.7	$ 506.6	$ 428.6	$ 319.7	$ 469.4	$ 427.3	$ 343.3	$ 316.2

(a) Retroactive adjustments have been made for all stock dividends and splits declared through December 31, 2004.
(b) Represents amounts for Old Republic's holding company parent, minor internal service subsidiaries, and a small life and health insurance operatio
(c) Before extraordinary items.

OLD REPUBLIC
International Corporation
307 N. Michigan Avenue • Chicago, Illinois 60601
Telephone No. 312-346-8100
Website: http:// www.oldrepublic.com